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    As Filed with the Securities and Exchange Commission on February 16, 2007

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                 OR SECTION 12(G) OF THE SECURITIES ACT OF 1934

                            SMOKY MARKET FOODS, INC.
                 (Name of Small Business Issuer in its charter)

              NEVADA                                    20-4748589
----------------------------------        ------------------------------------
 (State or other jurisdiction of            IR.S. Employer Identification No.
  incorporation or organization)

                                 804 ESTATES DR.
                                    SUITE 100
                                 APTOS, CA 95003
               (Address of principal executive offices & Zip Code)

                                 (866) 851-7787
                           (Issuer's telephone number)


SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:

SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT:

                          Common Stock, par value $0.001

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                                     PART I

FORWARD-LOOKING STATEMENTS

     This Form 10-SB contains statements that constitute forward-looking statements. Such statements can be identified by the use of the forward-looking words "anticipate," "estimate," "project," "likely," "believe," "intend" or "expect" or similar words. When considering such forward-looking statements, you should keep in mind the risk factors noted "Risks related to our Business and Operations" in Part I, Item 2, "Management's Discussion and Analysis or Plan of Operation" and other cautionary statements throughout this Form 10-SB. You should also keep in mind that all forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect.

     We have licensed the right to use certain proprietary wood-smoking technology, and the rights to use the Smoky Market(R) trademark, which has been registered with the United States Patent and Trademark Office, and the unregistered Smoke-Baked(TM) trademark. We expect to apply for registration of the "FranshipTM" trademark in the near future. All other trademarks and service marks appearing in this prospectus are the property of their respective holders.

ITEM 1. DESCRIPTION OF BUSINESS

OVERVIEW

     ORGANIZATION & BUSINESS MODEL
     -----------------------------

     Smoky Market Foods, Inc. ("we," "us," "our," the "Company" and similar terms) is a Nevada corporation incorporated in April 2006, with its principal office at 804 Estates Dr., Suite 100, Aptos, CA 95003. Our telephone number is
(866) 851-7787. Our business model is the mass-production and retail multi-channel distribution of wood-smoked foods, and we have generated only a nominal amount of revenue. We are in the process of securing capital to start-up revenue-producing operations.

     Using the proprietary and USDA-approved wood-burning oven technology created by our founder and licensed from an affiliate, we plan to mass-produce an authentic quality of REAL wood-smoked meat and fish for retail distribution under the Smoky Market brand. We plan to sell a selection of the smoked foods through development of a national chain of Smoky Market restaurant-market stores that range in size from 1,200 to 1,600 square feet, and are expected to include remodeled retail unit space in shopping centers and pre-fabricated modular buildings that are placed on real estate lots and shopping center pads. A larger concept unit up to 3,500 square feet and a down-sized, self-contained 150 square foot kiosk will be tested in qualifying high-traffic venues.

     We believe our restaurant concepts to be unique and cost-efficient foodservice systems that greatly mitigate typical operating risks and assure quality consistency in chain operation. Because of our mass-production, Smoky Market restaurant operators do not cook raw product on site, and portion-packaging of all menu items enables effective inventory control.

     In addition to offering our food in restaurants of various sizes, we plan to offer, the complete Smoky Market menu line, including heat'n serve entree portions and recipe dishes on the Internet at www.smokymarket.com. Our principal marketing strategies for Internet sales include the creation of revenue-share affiliations with large Internet retailing companies, and the placement of an Internet order station at each of the Smoky Markets.


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     MARKET OPPORTUNITY
     ------------------

     We believe that the retail packaged smoked-food and the barbeque restaurant segments of the food industry are considerably under-developed at this time, and that each of the two segments respectively represents a substantial market opportunity.

     WOOD-SMOKED BARBEQUE RESTAURANTS: This food industry segment has grown rapidly in terms of new concepts entering the restaurant marketplace and the expansion of franchised store openings. And yet, unlike other popular restaurant categories, our marketing agency's research indicates that the smoked barbeque restaurant segment has no clear branded market leader: No restaurant chain or franchise is demonstrating the capability of rapidly growing and sustaining a smoked barbeque restaurant concept on a national level or even a multi-regional level. Nationwide, according to Nations Restaurant News and Fast Casual Dining Magazine reports, quick-service and fast-casual themed foodservice brought in $160 billion in 2006. In the meantime, wood-smoked barbeque foodservice still awaits a major national brand player to enter the field.

     The research (primarily from Nation's Restaurant News and Fast-Casual Dining reports) also indicates that the major reason no market leader has emerged is due largely to the facts that barbeque remains highly regionalized, with respective regions having demographic preferences for barbeque flavor, and that quality consistency within chain brands is a serious obstacle. For example, a barbeque sauce flavor wildly popular in the Carolina region would not be acceptable in the mid-western region. Traditionally, the labor and material cost to create a national smoked barbeque chain that could accommodate these regionally varied tastes would be cost-prohibitive; however, a few barbeque chains have succeeded at very limited penetration in multi-regions. Still, foodservice categories like pizza, chicken, Mexican, Chinese and burgers have total chain brand units numbering into the thousands, and the largest barbeque restaurant chain in the country, Sonny's Barbeque, has ONLY 200 STORES.

     RETAIL PACKAGED SMOKED FOODS: the popularity of commercially packaged smoked foods (as distinguished from jerky products) continues to grow, but our research indicates that there is an inherent problem with the market direction of these specialty food products. Commercially smoked meat and fish are typically highly processed products that require the use of chemical preservatives, along with injected or brine solutions containing high levels of sugar, sodium and liquid smoke.

     We believe this processing style is simply incongruent with today's booming consumer demand for healthier meal options, foods with less preservatives and trans-fats. Commercially smoked meat and fish products fall under the category of readily-prepared food, which is a fast-growing, $50 billion industry according to reports from Prepared Foods magazine. But, yet again, this market has no major brand that delivers authentic wood-smoked food prepared by truly old-style wood-smoking technique. Prepared food preference reports are predicting that the trends toward greater nutritional value, higher food quality, and of course, convenience will continue in the prepared food segment. We believe these market issues will make the Smoky Market brand of wood-smoked meat and fish, which is prepared without the use of sodium, sugar, and chemical preservatives, attractive in a market segment that is waiting to be captured.


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MARKETING & OPERATIONS

     To create a distribution channel for our smoked food products, we have developed a plan of marketing and operation that we believe will permit us to overcome obstacles faced by existing competitors in the barbecue restaurant and retail packaged food marketing segments:

     o We plan to roll out Smoky Market restaurant-markets that operate in modular buildings and self-contained modular kiosks (with mobile kitchen trailers planned in the future) when designing is completed and financing in place.

     o We plan to sell packaged products from our menu line over the Internet. Our Internet strategy focuses upon our Internet website (www.smokymarket.com), and more importantly, the creation of operating and marketing affiliations with various major existing Internet websites that offer a wide range of products and services.

     SMOKY MARKET RESTAURANT-MARKET STORES
     -------------------------------------

     The Smoky Markets "restaurant-market" concept falls under the category of fast-casual, one of the fastest-growing restaurant segments in the industry. The Smoky Markets locations will range in size from 1,200 to 1,600 square feet, with an average proposed size of 1,500 square feet. We believe the look of Smoky Market restaurants will play a vital role in building brand identity and creating distinction in the marketplace. The Smoky Markets theme is based around a rustic, old-style - but sophisticated - motif of warm, light-colored wood with an inviting decor. The units are expected to accommodate full-service restaurant operation, seating 40 to 74 customers.

     In addition to basic food service from the menu, the Smoky Markets will offer daily sample tastes to entice purchasing by several unique opportunities focusing on take-out. We plan to have each Smoky Market include a featured refrigerated display case of smoked meat and fish available for take-out, a frozen display area containing a selection of the brand's retail packaged items, including entrees, finger-foods, and recipe dish items and an Internet ordering station. We expect that this will generate cross recognition of the brand and facilitate direct personal sales interaction with customers by employees.

     The unique operating feature of the Smoky Markets is the fact that no handling or cooking of raw product is done on site; the entire menu of entree items is fully cooked and portion-packaged for quick and easy heating by staff requiring only minimal training or cooking qualifications. The principal heating equipment for all menu items to be served hot are special TurboChef(R) ovens that are designed to heat foods fast, and with good quality consistency and fresh-cooked taste.

     The TurboChef(R) ovens require no exhaust hood system, which substantially reduces typical investment costs and the speed of their heating application will enable Smoky Market quality foods to be served as if the restaurant were a quick-service business. The entire preparation process for a Smoky Market meal will require only minutes to heat for serving. The unique heating technology of TurboChef(R) ovens enables high-speed, freshly-prepared quality by using a patented system of infrared and impinged air velocity.


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     The strategic operating advantage of supplying the Smoky Markets with portion-packaged product goes even beyond the requisite aspect of quality consistency, to enable the ability for each unit to maintain total inventory control on a daily basis of every item stored at the location. Equally as important, product shrinkage and customer dissatisfaction - standard obstacles in foodservice operating success - will be virtually eliminated since no amount of heated food need be held in a holding oven or steam table for long periods of time, only to be served at less quality after peak periods.

     INTERNET MARKETING OPERATIONS
     -----------------------------

     While the Smoky Markets are being opened, we plan to initiate a limited scope of operation to develop Internet marketing operations with selected eCommerce affiliates that are large Internet retail companies with substantial numbers of customer visits and certain consumer goods organizations such as the RV industry (12 million RV members). We will be required to pay varying amounts of fees and commissions will be paid to these affiliates in return for conspicuous ad space on their home pages, with direct links to the Smoky Market Web site for convenient on-line ordering of Smoky Market foods. Direct marketing promotions targeted to the millions of RV users nationwide will expose the brand's quality and convenience to a consumer food buying group with enormous potential.

     GROWTH PLAN
     -----------

     In the first quarter of 2007, we plan to open two of the Smoky Markets to serve as pilot outlets for foodservice development and training practices; at least one is expected to be in Northern California where the Company tested the TurboChef(R) ovens. We plan to have the rollout of stores begin in the western (Northern California) and southeastern United States (Florida) during the first nine months of 2007 and then to open up stores during 2008.

     FRANSHIP PROGRAM
     ----------------

     We believe the franchise industry is successful largely because of the dedicated managers and assistant managers who work much longer than typical 40-hour weeks, at fixed salary pay scales that yield in most cases an amount of net pay effectively not much greater than the hourly pay of general employees. The franchise industry is also successful largely because many franchisees are full-time owner-operators of their franchise; that's the best way to be successful, especially in the restaurant business.

     We intend to introduce a new form of franchising to grow the chain, which we expect will involve the integration of typical franchise structure with the relationship benefits of a partnership; we are calling it a "Franship(.)" We are exploring all the dynamics of the program at this time, but in general, we expect the Franship program to provide an incentive pay structure and possible equity-based incentives using company equity; however, we expect to retain actual ownership of franchise locations.

     MARKETING ASSISTANCE
     --------------------

     We have engaged Quantified Marketing Group, Inc. ("QMG"), whose Founder and CEO is Aaron Allen, an expert in the foodservice industry who has developed and expanded the operations of some of the best-known restaurant companies, both domestically and internationally (see WWW.QUANTIFIEDMARKETING.COM for a list of clients). Based in Central Florida, QMG is the country's largest full-service strategic marketing and Public Relations firm focused exclusively on the


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restaurant industry. We initially engaged QMG to assist with the design of our restaurant buildings and a formal business; as we roll out our business plan, we expect to engage QMG to assist in our deployment of a program for recruiting local management, and the development and execution of operating and marketing plans to launch and grow the Smoky Markets restaurant chain on a national scale.

FOOD PRODUCTION & DISTRIBUTION

     PROPRIETARY SMOKING TECHNOLOGY
     ------------------------------

     The wood-burning smoker-oven system used to produce Smoky Market brand foods delicately Smoke-BakesTM meat and fish by an intense smoke-heat-vapor that is generated by the slow burning of freshly cut hickory and apple timber, after which the fully-cooked smoked foods are portion-cut and vacuum-packaged for freshness. The smoke-heat-vapor infuses the meat and fish with a delicious and unmistakably authentic smoked taste that is also light and delicate. NO ADDITIVES (water, sugar, high amounts of sodium, liquid smoke, etc.) and NO preservatives are used in the process; only garlic, natural spices, and very little sea salt are applied as seasoning.

     By contrast, we found that commercial smokehouses used by typical competitor companies to produce smoked meat and fish use hickory dust to create smoke flavor or liquid smoke to penetrate the product for merely a sensation of smoky taste, with high concentrations of additives and injected liquids (and brining) to make up for cook shrinkage cost or to cure in the smoking process.

     USDA-INSPECTED MEAT PRODUCTION
     ------------------------------

     We have a contractual relationship with a contract meat processor located in Webster City, Iowa that is certified by the U.S. Department of Agriculture, or USDA. This facility includes 80,000 square feet of processing and cold storage space, with 10 acres of land available for plant expansion. Under the terms of the processing agreement with this producer, we will pay a fixed per-pound or per-unit processing fee. The fees will vary based on the particular item being produced. There is no minimum guarantee of processing fee in consideration for the space being taken, and the processor has agreed to handle all administrative functions relative to USDA processing controls and reporting.

     CO-PACK PRODUCTION
     ------------------

     By forging strategic partnerships, we plan to expand our product item offerings while maintaining our unique brand identity. We plan to use co-packing affiliates to produce a selection of specialty gourmet items, including one-dish meals of smoked meat/fish pasta, casseroles, quiches, and pizzas.

     Our processor will bulk-ship smoked meat and fish ingredients to its co-packers. There, the various menu items will be produced, packaged, and shipped to our planned regional distribution centers. Co-packers will provide us with expert assistance in developing unique menu items that remain consistent with the wholesome, healthy focus of Smoky Market brand foods.

     KOSHER & ORGANIC PRODUCTION
     ---------------------------

     After researching the growing kosher and organic prepared food markets, we believe significant revenue can be generated from serving these niche segments. In order to produce for these highly regulated food groups, our processing affiliate must create dedicated processing space at its facility and purchase dedicated smoking/packaging equipment. Accordingly, we do not expect to enter these segments in the near future.


                                       5
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     PROCESS & PRICE VALUE
     ---------------------

     Our wood-smoking process is not cheap. Costs include freshly cut timber, smoking labor, and having to absorb a 25% to 30% cook shrinkage loss. As such, Smoky Market brand smoked foods cost more to produce and therefore have higher price points than many competing smoked food products However, industry sales figures according to Prepared Foods magazine continue to show that customers will pay slightly more for products they know to be premium quality, especially prepared foods that are natural, tasty, and convenient.

     Based upon our review of the nutritional labels of our competitors, we believe Smoky Market brand foods are the most authentic and truly healthful of all commercial smoked meat products currently on the market. Customers need only to compare the USDA product labels and nutritional panels of Smoky Market retail packages against any commercially produced brand of smoked meat or fish and they will, we believe, see the quality that sets Smoky Market products apart from the competition.

     DISTRIBUTION
     ------------

     To support our Internet marketing operations, we plan to have our processing affiliate produce and ship processed inventory directly to an eCommerce fulfillment contractor for shipment of orders by customers buying on-line. When orders are placed either at our website or through an affiliate link, the order would be electronically transmitted to our fulfillment contractor for shipment of the order. The customer data related to each order is stored in our database.

     For distribution of our processed products to the Smoky Markets, our plan is to have our processing affiliate produce and ship inventory to the nearest regional distribution center operated by an established foodservice distributor under contract. The ordering process for Smoky Market Franship(TM) operators will be simple and time-efficient, and will be incorporated into the Smoky Market website with a special section which is pass-code protected.

     SMOKED FOOD PRODUCTS
     --------------------

     Our initial products, proposed and now offered, are as follows:

     ENTREE ITEMS (Individual serving portions that are ready to "heat'n eat")

     o    Pork Loin Baby Back Ribs (now offered)
     o    Pork Country-Style Ribs
     o    Pork Loin Chop
     o    Carved Boneless Chicken Breast (now offered)
     o    Jumbo Chicken Thigh (now offered)
     o    Cornish Game Hen
     o    Turkey Breast, Thigh & Leg
     o    Rack Of Lamb & Lamb Chops
     o    Duck
     o    Salmon & Trout (now offered)

     SLICED, PULLED OR CUT SMOKED FOODS (Sliced, pulled or cut from the bone and packaged in portion servings for sandwiches, or to add to salads, tacos, casseroles & soups.)


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     o    Beef Sirloin Tri-Tip
     o    Beef Brisket
     o    Corned Beef Brisket
     o    Pork Loin Roast (now offered)
     o    Pork Shoulder
     o    Boneless Pork Leg
     o    Carved Chicken Strips (now offered)
     o    Turkey Breast

     SMOKED FINGER FOODS (Delicate smoky treats for snacking fun & entertainment)

     o    Beef & Pork Meatballs
     o    Pork Country Rib Strips
     o    Pork Ribletts (now offered)
     o    Carved Chicken Strips (now offered)
     o    Chicken Drummies (Regular & Teriyaki)
     o    Lamb Ribletts Teriyaki

     SIDE ORDER FOODS (Portioned in family-pack servings)

     o    Hickory Smoke-BakedTM Beans (now offered)
     o    Sweet Butter-Creamed Corn
     o    Creamy-Garlic Coleslaw Dressing & Veggie Dip (now offered)
     o    Southern-Style Barbecue Dipping Sauce (now offered)
     o    Cornbread Muffins

     SPECIALTY FOOD CATEGORY

     o    Kosher Smoke-Baked beef, poultry & fish

     Our Smoky Market restaurants-markets and kiosks will feature a selection of the items listed above and include sandwiches, quesadillas, quiches and recipe dishes. Items will be available for menu foodservice and for packaged sales. The complete line of our smoked foods, as developed, will be available for purchase from our Internet website at WWW.SMOKYMARKET.COM.

COMPETITION

     Generally, most barbeque restaurants use burning wood in a barbeque pit or smoker to cook their meat, which does yield a natural, penetrating smoky flavor to varying degrees, depending on smoking technique and wood quality. The moisture content of the smoked meats will also vary from concept to concept, and even from unit to unit within the same concept brand, depending on a number of variables. For these reasons, the vast majority of barbeque restaurants have remained single to small multi-unit concepts, and the largest barbecue chain in the country, Sonny's Barbeque, has ONLY 200 STORES. However, more barbeque concepts are opening and existing concepts are planning aggressive expansions as they acquire improved smoking equipment and devise improved foodservice systems.

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     We will be competing principally in the retail packaged food industry and in the fast-casual and quick-service segment of the restaurant industry. In the retail packaged food segment, we expect that our principal competitors will include well known retails chains such as Costco Club Stores, specialty foods stores such as Barney Greengrass or Dean & DeLuca, commercial smokehouses and numerous other packaged food enterprises. We expect to compete based upon quality, flavor, healthfulness, variety and price. As a new entrant into the market, we are uncertain how we will compare to our competitors on most of those factors, but expect that our additive-free naturally-smoked foods will compete in terms of quality, flavor and healthfulness. As a new market entrant, our variety is limited, and we expect that our price will be below that of specialty stores and Internet sellers, but above that of major retail chains.

     The fast-casual segment of the restaurant industry is characterized by a large number of participants, both individual stores and large chains, and is extremely competitive. Because of the localized nature of the business, we will be competing with different restaurants in each geographic market. We expect to compete based upon quality of food and service, ambience, flavor, variety and price. As a new entrant into the market, we are uncertain how we will compare to our competitors on most of those factors. Many of our existing and potential competitors have longer operating histories, a large existing customer base, greater financial strength and more recognized brands than we do. These competitors may be able to attract and retain customers more easily because of their brand names and their larger marketing budgets and sales forces. Our larger competitors can also devote substantially more resources to product development and may adopt more aggressive pricing policies.

SOURCES AND AVAILABILITY OF RAW MATERIALS/PRINCIPAL SUPPLIERS

     We presently outsource, and for the foreseeable future, expect to continue to outsource, our commercial smoked food processing to Mary Ann's Specialty Foods, Inc. ("Specialty Foods"). Specialty Foods is a USDA-approved contract food processing company located in Webster City, Iowa. Specialty Foods operates an 80,000 square foot processing facility, which sits on 10 acres of family-owned land and is responsible for our food production and distribution requirements.

     In order to establish production capacity and complete the development of our smoked food products, we entered into an Amended and Restated Processing Agreement dated June 1, 2006 with Specialty Foods. Pursuant to the processing agreement, Specialty Foods has agreed to process the smoked meats for our business in return for a processing fee equal to its actual costs of production, including allocable overhead, plus a fixed fee designed to give Specialty Foods to net profit of not less than $35,000 per month from the operation of two 10-hour shifts of processing for us. The agreement is based upon a single oven capable of producing at least 100,000 pounds of smoked meat per month or more depending upon the production item mix. The term of the agreement is ten years, with an option to extend the agreement for an additional 10-year period (subject to early termination in the event of default).

     As we expand and need to add additional smoker ovens, we will be required to expand our relationship with Specialty Foods (or other processors) on such terms as are mutually agreed upon by the parties. Considering the size of Specialty Food's surrounding 10 acre area, we believe that it would be in a position to expand production if we provided financial assistance.

     With respect to fish and other raw materials used to make our products, we do not have any fixed supply agreements and will be required to pay wholesale market prices. Market prices for fish and other food items are subject to constant fluctuation and frequent shortages of item availability We expect that as our production expands, we or Specialty Foods will be able to obtain discounts from prevailing market prices for fish and other food items based upon large volume purchasing.

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INTELLECTUAL PROPERTY

     We do not own any intellectual property that is material to our business.

     We license the recipes for substantially all of our products, certain trademarks and tradenames, including Smoky Market(R) and Smoke-Baked(TM), and design features related to the ovens used for smoking our products from Smoky Systems, LLC ("Smoky Systems"), pursuant to an exclusive license agreement dated April 30, 2006. Under the license agreement, we issued Smoky Systems 40,000,000 shares of our common stock as consideration for the licensed rights. The license agreement is for a fixed term of 10 years, with renewal options for four additional 10-year terms, but is terminable 90 days following breach or in connection with a bankruptcy or similar event. In addition, our license to such rights ceases to be exclusive if our annual revenues from licensed products does not equal or exceed $30 million by 2011.

     Neither we nor Smoky Systems have registered any patents or copyrights.

     We have a policy of entering into confidentiality, work for hire, and non-disclosure agreements with our employees and contractors. These agreements and our policies are intended to protect our intellectual property, but we cannot assure that these agreements or the other steps we have taken to protect our intellectual property will be sufficient to prevent theft, unauthorized use or adverse infringement claims. We also are exploring the registration of certain trademarks and other rights; however, our ability to protect the key recipes and design rights at the core of our business is limited.

GOVERNMENT REGULATION

     As a distributor of food products and planned restaurant operator, we are subject to regulation by the U.S. Food and Drug Administration, or FDA, the USDA, and to licensing and regulation by state and local health, sanitation, building, zoning, safety, fire and other authorities. In addition, the operations of our food processor are subject to regulation under the Federal Food, Drug and Cosmetic Act, the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Perishable Agricultural Commodities Act, the Nutrition Labeling and Education Act of 1990, and the rules issued under these laws. The FDA regulates standards of identity for specified foods and prescribes the format and content of information on food product labels. The USDA imposes standards for product quality and sanitation including the inspection, labeling and compliance of meat and poultry products and the grading and commercial acceptance of shipments from our suppliers.

     Costs of compliance with such laws and regulations are presently insignificant. If we or our food processor were to be found to be out of compliance with such laws, particularly those related to the production, labeling and handling of food, we could be subject to significant fines and forced to discontinue our operations until all material violations were addressed. Were our relationship with our food processor to terminate, we would have to find another USDA-approved meat processor or qualify as such ourselves. There are a limited number of USDA-approved meat processors and barriers to entry are significant (with an estimated cost of not less than $2 million dollars and required time of one year).

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RESEARCH AND DEVELOPMENT

     We are recently formed and do not have any historical research and development expenses. We plan to add products to our lines as our business develops and expect that research, developing and testing of new or improved recipes and products will be an ongoing part of our business.

ENVIRONMENTAL LAWS

     We are not required to obtain any environmental permits and do not use any hazardous materials in connection with the operation of our business. Accordingly, we have not incurred, and do not expect to incur, any material expenses associated with environmental compliance.

EMPLOYEES

     As of December 31, 2006, we had had a total of two paid fulltime employees and one part-time employee, which includes two executives, the Chairman, President and CEO, and the Secretary, and a customer service/warehouse representative. We also have two executives, our Chief Financial Officer and our Chief Information Officer, providing services on a part time basis as consultants Additional executive and senior management employees will be added as our financial situation permits.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     This section may include projections and other forward-looking statements regarding management's expectations regarding our performance. You should not place undue reliance on such projections and forward looking statements, and, when considering such projections and forward-looking statements, you should keep in mind the risk factors noted throughout this Form 10-SB. You should also keep in mind that all projections and forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect. See the "Risks related to our Business and Operations" beginning on page 15.

GENERAL BUSINESS MODEL AND EXPANSION

     FOODSERVICE SALES. We plan to roll out restaurant-markets that operate in modular buildings (1,000 - 2,250 square feet) and self-contained modular kiosks (75 - 150 square feet), with mobile kitchen trailers planned in the future. The restaurant-markets will feature selections of the smoked foods and recipe dishes for foodservice, and customers will also be able to purchase Smoky Market brand packaged products through refrigerated display merchandisers or buy individual portions through old-style, personalized deli-case service.

     We successfully tested our menu system using the TurboChef ovens in a restaurant located in Los Gatos, California for three months from October through December 2006. Assuming availability of financing, we plan to purchase this restaurant and then open additional outlets in Northern California and Florida during 2007 and, assuming the success of these initial stores, to begin to rapidly expand nationwide. We intend to introduce a new form of franchising to grow the chain, which we expect will involve the integration of typical franchise structure with the relationship benefits of a partnership; we are calling it a "Franship." We are exploring all the dynamics of the program at this time, but in general, we expect the Franship program to provide an incentive pay structure and possible equity-based incentives using company equity; however, we expect to retain actual ownership of franchise locations.

     For inside placement of our modular kiosks, which we expect to be our major focus for growth, we plan to negotiate rollout agreements with large chains that would include primarily pizza stores and convenience stores and other chain venues with high customer traffic counts. The structure of our transactions with prospective venues would involve either our renting space for the kiosk and paying a fixed amount of rent plus a percentage of sales, or licensing usage of the kiosk in which case the venue owner would purchase and operate the kiosk paying us a license fee, and we would also supply our smoked food product for which we would generate profit.

     To launch and grow our chain of Smoky Market foodservice concepts, we plan to engage the professional services of contractors for operating and management functions that include commercial real estate selection, advertising and public relations, personnel and operating systems development and strategic planning. Our plan is to promote and grow in the manner of franchise companies that tap the growing entrepreneurial marketplace of individuals seeking to own their own business. We hope to employ our Franship program in the promotion and recruitment of experienced, assistant level and manager level individuals from the foodservice industry who have the desire to operate their own business, but lack the substantial capital resource requirements to ever acquire their own franchise.

     We believe that we have the potential to expand very rapidly because of the Franship concept and the menu item systemization (i.e. the use of pre-prepared packs containing meals or parts of meals), which reduces required kitchen space and the amount of training required for Franship orientation.

     INTERNET SALES. During 2007, we plan to initiate a limited scope of operation to develop Internet marketing operations with selected eCommerce affiliates that are large Internet retail companies with substantial numbers of customer visits and certain consumer goods organizations such as the RV industry (12 million RV members). We will be required to pay varying amounts of fees and commissions to these affiliates in return for ad space on their home pages, with direct links to the Smoky Market Web site for convenient on-line ordering of Smoky Market foods. Direct marketing promotions targeted to the millions of RV users nationwide will expose the brand's quality and convenience to a consumer food buying group with enormous potential.

     FOOD PRODUCTION & DISTRIBUTION
     ------------------------------

     We sublease on a pass-though basis a custom-designed mid-size smoking oven system from our affiliate, Smoky Systems, which was installed into the facility of Specialty Foods located in Webster City, Iowa. Under the terms of the processing agreement with Specialty Foods, Specialty Foods has agreed to process the smoked meats for our business in return for a processing fee equal to its actual costs of production, including allocable overhead, plus a fixed fee designed to permit Specialty foods to net profit of not less than $35,000 per month from the operation of two 10-hour shifts of processing for us. The agreement is based upon a single oven capable of producing at least 100,000 pounds of smoked meat per month or more depending upon the production item mix. The term of the agreement commenced is ten years, with an option to extend the agreement for an additional 10-year period (subject to early termination in the event of default). Specialty Foods performs administrative functions relative to USDA processing controls and reporting, and is expected to arrange for shipping of our processed foods as we direct.

     We plan to enter into arrangements with co-packing companies to produce our selection of gourmet recipe items including one-dish meals of smoked meat/fish pasta, casseroles, quiches, and pizzas. We plan to have Specialty Foods bulk ship smoked meat and fish ingredients to the co-packers, where the respective menu items will be produced, packaged and shipped to the our distribution centers, which we expect will initially be located in northern California and in central Iowa at our near our corporate headquarters. We expect co-packers to provide us with expert assistance for unique menu item development that is consistent with the wholesome and healthful selling feature of Smoky Market brand foods. We do not have any written agreements with any co-packing companies but, subject to the availability of financing, expect to be able to enter into suitable arrangements as the need arises.

     For Internet sales, orders for product sold to Smoky Market Internet resellers will be shipped to their warehouses directly from Specialty Foods' facility. For sales by Internet affiliates requiring our fulfillment, we expect to fulfill customer orders from our closest distribution center.

     For our foodservice operations, we expect that product will be shipped from Specialty Foods to our distribution centers and then from those centers to various foodservice outlets. Smoky Market foodservice managers will place orders on a dedicated Website, which would also be used by franchisees in the event we franchise our foodservice concepts. This ordering system would require franchisees to pay for their orders prior to shipping.

EMPLOYEES

     Execution of our business plan as set forth above would, we believe, require the hiring of approximately 50 to 75 people over the next three years to staff our corporate management team, our regional offices and those responsible for overseeing the process of procuring real estate (fee simple or lease) and arranging for the construction of restaurants-markets and hiring of initial management. This number excludes management of the Smoky Markets. The number of employees we will hire in the next 12 months depends upon our success in rapidly expanding our operations.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2006, we had cash and cash equivalents of approximately $108,000, which includes amounts received from the issuance of convertible promissory notes and warrants to purchase common stock issued prior to December 31, 2006 and is sufficient to fund our basic expenses and related financing costs through March 2007. After March 2007 and to finance the launch of Internet and restaurant operations, we will be required to raise additional capital, which we expect to raise through the issuance of debt, equity securities and/or warrants. We believe that a minimum of approximately $1,500,000 of financing would be required to commence our business plan and begin to generate revenue. We believe that it will require approximately $10 million of additional financing in order to execute the expansion phase of our business plan as proposed during 2007. Our need for additional financing in 2007 and beyond will depend upon our ability to expand revenues and operations in accordance with our plan.

     We do not presently have any commitments to provide financing. We are in discussions with various potential investors regarding private financings and are evaluating a placement agent-assisted private offering. In light of our absence of revenue and the early stage of development of our business plan, it is uncertain that we will be able to raise significant capital through the sale of our securities, and it is unlikely that we would qualify for commercial debt financing. If we are unable to obtain additional equity financing, we will be forced to significantly curtail our operations and proposed expansion, and our ability to continue as a going concern will be uncertain.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

     Investing in our common stock involves a high degree of risk. You should carefully consider the risks outlined below and all of the other information set forth or incorporated by reference in this Form 10-SB before purchasing any shares of our common stock. In addition to historical information, the information in this Form 10-SB contains forward-looking statements about our future business and performance. Our actual operating results and financial performance may be different from what we expect as of the date of this Form 10-SB. The risks described in this Form 10-SB represent the risks that management has identified and determined to be material to our company. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may also materially harm our business operations and financial condition.

     WE HAVE GENERATED ONLY A NOMINAL AMOUNT OF REVENUE AND MAY BE UNABLE TO GENERATE SIGNIFICANT REVENUE IN THE FUTURE.

     We were incorporated in April 2006 and are in the process of commencing operations. As a result, we generated only a nominal amount of revenue, and all of our plans are speculative. We may be unable to generate or expand revenue at the rate anticipated. If we do not generate significant revenue in the future, or if costs of expansion and operation exceed revenues, we will not be profitable. We can provide no assurance that we will ever execute our business plan, generate significant revenue or be profitable.

     THE INEXPERIENCE OF OUR KEY MANAGEMENT, AND OUR LIMITED OPERATING HISTORY AND EVOLVING BUSINESS PLAN, MAKE IT DIFFICULT TO EVALUATE OUR PERFORMANCE AND FORECAST OUR FUTURE.

     We were formed in April 2006. Our key management have experience in the restaurant industry, but do not have any experience in Internet retailing, establishing a national food service business (directly or through franchise arrangements) or operating a reporting issuer. Our limited operating history, limited experience and focus on expanding our business make it difficult to evaluate our ability to generate revenues, manage growth, obtain necessary capital, manage costs, create profits and generate cash from operations. Specifically, our ability to do the following may be impaired:

     o implement our business plan (which may be based upon faulty assumptions and expectations arising from our limited experience);

     o obtain capital necessary to continue operations and implement our business plan;

     o    comply with SEC rules and regulations and manage market expectations;

     o    differentiate ourselves from our competitors; and

     o    establish a significant retail and restaurant customer base;

If we fail to successfully manage these risks, we may never expand our business in a meaningful way or become profitable, and our business may fail.

     WE WILL BE UNABLE TO IMPLEMENT OUR BUSINESS PLAN IF WE CANNOT RAISE SUFFICIENT CAPITAL AND MAY BE REQUIRED TO PAY A HIGH PRICE FOR CAPITAL.

     As of December 31, 2006, we had $108,100 in cash and cash equivalents. We need to obtain a significant amount additional capital to implement our business plan and meet our financial obligations as they become due. We may not be able to raise the additional capital needed or may be required to pay a high price for capital. Factors affecting the availability and price of capital may include the following:

     o    the availability and cost of capital generally;

     o    our financial results;

     o    the experience and reputation of our management team;

     o market interest, or lack of interest, in our industry and business plan;

     o    our ongoing success, or failure, in executing our business plan;

     o    the amount of our capital needs; and

     o the amount of debt, options, warrants and convertible securities we have outstanding.

We may be unable to meet our current or future obligations or to adequately exploit existing or future opportunities if we cannot raise sufficient capital. If we are unable to obtain capital for an extended period of time, we may be forced to discontinue operations.

     WE ARE REQUIRED TO MAKE PAYMENTS UNDER OUTSTANDING NOTES IN AMOUNTS EXCEEDING OUR EXISTING CASH AND CASH EQUIVALENTS, WHICH NOTES ARE PAST DUE AND IN DEFAULT.

     As of December 31, 2006, we had issued $483,600 of convertible notes payable to fund our initial operations while primary financing could be secured. Of such notes, notes with a principal amount of $368,600 were due and payable on December 1, 2006 and are currently in default. The amounts payable under our outstanding notes in the current fiscal year exceed our current cash and cash equivalents. The holders of such notes have not provided notice of default but have the right to accelerate principal and interest payments and pursue remedies available at law and under governing documents. The exercise of such rights and pursuit of could result in our insolvency.

     OUR ACCOUNTANTS HAVE INCLUDED AN EXPLANATORY PARAGRAPH IN OUR FINANCIAL STATEMENTS REGARDING OUR STATUS AS A GOING CONCERN.

     Our audited consolidated financial statements included in this Form 10-SB have been prepared on the assumption that we will continue as a going concern. Our independent registered public accounting firm has stated that it substantially doubts our ability to continue as a going concern in a report dated December 31, 2006. This doubt is based on the fact that we have only recently been formed, have yet to establish profitable operations, need to raise additional capital in order to fund our business plan and have a working capital deficit as of December 31, 2006 of $126,649.

     THE PACKAGED FOOD MARKET IS COMPETITIVE, AND WE MAY BE UNABLE TO SUCCESSFULLY CAPTURE RETAIL CUSTOMERS.

     Successful operation of our proposed Internet packaged food business requires the ability to identify the effects of product and pricing trends. If we are unable to evaluate the impact of product or pricing trends effectively, we may fail to implement strategies allowing us to capitalize on those trends, which may result in decreased sales or increased costs. We may be unable to differentiate ourselves in the marketplace and compete successfully against existing or future competitors of our business. In order to succeed, we will be required to take customers away from established smoked meat and fish brands and alternative food products. Our retail products will be sold at higher prices than some of our competitor's products and consumers may not differentiate the quality of our products and/or may not be willing to pay higher prices in some markets. If we fail to establish customers for our packaged food business, it is unlikely that we will generate significant revenue or become profitable, and in the long run our business will likely fail.

     IF WE FAIL TO DEVELOP OUR BRAND RECOGNITION OUR ABILITY TO COMPETE IN A HIGHLY FUNGIBLE RESTAURANT MARKET WILL BE IMPAIRED.

     The foodservice industry is intensely competitive with respect to the quality and value of food products offered, concept service, price, dining experience and location. We compete with major restaurant chains, some of which dominate the industry. Our competitors also include a variety of mid-price, full-service casual-dining restaurants, health and nutrition-oriented restaurants, delicatessens and prepared food restaurants, as well as supermarkets and convenience stores. Many of our competitors have substantially greater brand recognition, as well as greater financial, marketing, operating and other resources than we have, which may give them competitive advantages. The fast-casual and quick-services restaurant segments are growing rapidly with numerous restaurant chains competing for quality site locations. Suitable locations for our restaurants may be difficult to locate and/or we may be unable to finance the acquisition of such locations. Our competitors could also make changes to pricing or other marketing strategies which may impact us detrimentally. As our competitors expand operations, we expect competition to intensify. Such increased competition could harm our financial position and results of operations.

     THE INABILITY TO CONSTRUCT NEW MODULAR RESTAURANTS WITHIN PROJECTED BUDGETS AND TIME PERIODS WILL ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL POSITION.

     Many factors may affect the costs associated with the establishment of new modular restaurant-markets and kiosks, including:

     o    identification and availability of suitable locations;

     o    competition for modular restaurant sites;

     o    negotiation of favorable lease or purchase arrangements;

     o management of the costs of construction and development of new modular restaurants;

     o securing required governmental approvals and permits and complying with governmental regulations;

     o    recruitment of qualified operating personnel;

     o    labor disputes;

     o    shortages of materials and skilled labor;

     o    environmental problems; and

     o other increases in costs, any of which could give rise to delays or cost overruns.

     If we are not able to develop additional restaurants within anticipated budgets or time periods, our business, financial condition, results of operations or cash flows will be adversely affected.

     WE ARE DEPENDENT UPON RECIPES AND OTHER PROPRIETARY INFORMATION LICENSED TO US BY SMOKY SYSTEMS, AND WE MAY NOT BE ABLE TO CONTINUE OUR CURRENT OPERATIONS WITHOUT SUCH INTELLECTUAL PROPERTY.

     We rely on Smoky Systems to provide the recipes, trademarks, basic modular restaurant design and other intellectual property for our smoked-foods processing, marketing, branding and operations. The license under which we license this intellectual property is effective for the term of the license agreement, which has limited terms and may be terminated early following an uncured material breach or may not be renewed upon expiration. The license agreement is for a fixed term of 10 years, with renewal options for four additional 10-year terms, but is terminable 90 days following breach or in connection with a bankruptcy or similar event. In addition, our license to such rights ceases to be exclusive if our annual revenues from licensed products does not equal or exceed $30 million by 2011. A termination or nonrenewal of the license agreement, or even a loss of our exclusivity, would result in a substantial decrease in revenue, cause significant harm to our business, and possibly force us to discontinue operations. In the future, irrespective of our licenses with Smoky Systems, we may be unable to continue to obtain needed services or licenses for needed intellectual property on commercially reasonable terms, or at all, which would harm our ability to continue productions, our cost structure and/or the quality of our products or services.

     THE RISK OF PRODUCT CONTAMINATION AND RECALL MAY HARM OUR PUBLIC IMAGE AND RESULT IN DECREASED REVENUES AND HARM TO OUR BUSINESS.

     Contaminated meat or other products shipped to or from our food processor, or otherwise served at our restaurant-markets, could result in a serious health issue at any time. If such an event occurs, we may be required to recall our products from retail stores, affiliate warehouses and from the restaurant outlets being served. A product recall would increase costs, result in lost revenues and harm our public relations image, in addition to exposing us to liability for any personal injury resulting from such contamination.

     THE AVAILABILITY OF RAW MEAT AND FISH MAY CHANGE WITHOUT NOTICE, AND THE COST OF THESE PRODUCTS OFTEN FLUCTUATE WHICH MAY UNEXPECTEDLY INCREASE OUR OPERATING COSTS AND HARM OUR BUSINESS.

     The costs of obtaining the meat and fish required for our products are subject to constant fluctuations and frequent shortages of item availability. Adequate supplies of raw meat and fish may not always be available, and the price of raw meat and fish may rise unexpectedly, resulting in increased operating costs, potential interruptions in our supply chain, and harm to our business.

     ADVERSE PUBLICITY REGARDING FISH, POULTRY OR BEEF COULD NEGATIVELY IMPACT OUR BUSINESS.

     Our business can be adversely affected by negative publicity resulting from complaints or litigation alleging poor food quality, food-borne illness or other health concerns or operating issues stemming from one or a limited number of our modular restaurants. Unfavorable publicity could negatively impact public perception of our brand. Given the events regarding afflictions affecting livestock in various parts of the world, such as avian flu and mad cow disease, it is possible that the respective production and supply of U.S. poultry or beef could be negatively impacted. A reduction in the supply of poultry or beef could have a material effect on the price at which we could obtain it. In addition, concerns regarding hormones, steroids and antibiotics may cause consumers to reduce or avoid consumption of fish, poultry or beef. Failure to procure fish, poultry or beef at reasonable terms and prices, or any reduction in consumption of fish, poultry or beef by consumers, would have a material adverse effect on our financial condition and results of operations.

     OUR SUPPLY CHAIN MAY BE SUBJECT TO SHIPPING LOSSES, VARIOUS ACCIDENTS, AND/OR SPOILAGE, WHICH WOULD DECREASE REVENUES AND POTENTIALLY LEAD TO A LOSS OF CUSTOMERS.

     The processor is responsible for shipping our processed products to our regional distribution centers or to the destinations of orders placed by retail and wholesale marketing affiliates. Shipping losses, various accidents and product spoilage during this process may lead to decreased sales, potentially disgruntled commercial customers, and possible shortages at our distribution centers and retail locations.

     WE MAY LOSE OUR PROCESSOR AFFILIATION OR EXPERIENCE A BREAKDOWN IN OUR SINGLE PROCESSING OVEN SYSTEM, SUBSTANTIALLY HARMING OUR ABILITY TO GENERATE REVENUES UNTIL ANOTHER PROCESSOR IS LOCATED.

     We are completely dependent upon Specialty Foods, and upon a single oven-system located at Specialty Foods, to produce our smoked foods in order to operate the business and generate revenue. If our oven systems break down, become contaminated or are removed from Specialty Foods' facility, we would experience an interruption in our ability to generate revenues. This would harm our relationships with our customers and Internet affiliates in the short run. Any long-term interruptions in our ability to produce smoked foods would significantly limit our ability to continue operations.

     WE ARE DEPENDENT UPON KEY PERSONNEL TO MANAGE BUSINESS, AND THE LOSS OF SUCH PERSONNEL COULD SIGNIFICANTLY IMPAIR OUR ABILITY TO IMPLEMENT OUR BUSINESS PLAN.

     We are highly dependent upon the efforts of management, particularly Edward Feintech, our Chairman, President and Chief Executive Officer, and Toni Adams, our Secretary and Director of Operations. The number of qualified managers in the smoked-food industry is limited. As our business grows, we will need to recruit executive and senior level managers who are professionally capable of implementing our business plan. The eCommerce and restaurant industries are highly competitive, and we may be unable to attract qualified management personnel. If we are unsuccessful in retaining or attracting such employees, our production, sales and service capacity will be harmed.

     In addition, the success of each retail Smoky Market will be largely dependent upon the efforts of local management. We may be unable to locate qualified persons willing to manage local stores under the terms we expect to offer. We may be required to increase salaries, benefits and ownership beyond that anticipated, and/or management personnel we hire may have limited qualifications and may not perform as anticipated. We may also experience rapid turnover and unexpected legal and other costs associated with our proposed Franship program. If we are unable to hire and maintain qualified, capable local management, our Smoky Market business may experience lower revenues and higher costs than expected.

     WE EXPECT TO BE DEPENDENT ON A THIRD PARTY TO PROVIDE DESIGN AND MARKETING MATERIALS IN RELATION TO OUR RESTAURANT-MARKETS AND KIOSKS.

     We initially engaged QMG to assist with the design of our restaurant building and a formal business plan; as we roll out our business plan, we expect to engage QMG to assist in our deployment of a program for recruiting local management, and the development and execution of operating and marketing plans to launch and grow the Smoky Markets restaurant chain on a national scale. We expect to rely on QMG for development of internal/external operating system control and reporting, real estate selection, human resource and our Franship programs, senior and executive level management recruitment and expansion strategy planning and implementation. If we are unable to sign and/or financing a long-term agreement with QGM, or if QGM fails to fulfill its obligations under any agreement that is signed, our ability to generate revenue will be delayed or reduced, and we will incur substantial costs in obtaining the necessary services to execute the roll out for our restaurant-markets and kiosks.

     LABOR DISPUTES AFFECTING COMMON CARRIERS AND FOODSERVICE DISTRIBUTORS MAY HAMPER OUR ABILITY TO DELIVER OUR PRODUCT TO CUSTOMERS AND HARM OUR BUSINESS.

     We are dependent upon UPS and other package delivery contractors and foodservice distributors to ship Internet orders to customers and products to our foodservice concept outlets. Labor disputes involving package delivery contractors may significantly damage our shipping and delivery capability, which would increase our costs and likely cause us to fail to comply with delivery commitments to our customers.

     OUR BUSINESS MAY BE AFFECTED BY INCREASED COMPENSATION AND BENEFITS COSTS.

     We may be negatively affected by increases in workers' wages and costs associated with providing benefits, particularly healthcare costs. Such increases can occur unexpectedly and without regard to our efforts to limit them. If such increases occur, we may be unable to pass them along to the consumer through product price increases, resulting in decreased operating results.

     CHANGES IN GENERAL ECONOMIC AND POLITICAL CONDITIONS AFFECT CONSUMER SPENDING AND MAY HARM OUR REVENUES AND OPERATING RESULTS.

     Our country's economic condition affects our customers' levels of discretionary spending. A decrease in discretionary spending due to decreases in consumer confidence in the economy could affect the frequency with which our customers choose to purchase smoked-foods or dine out or the amount they spend on smoked-food or meals while dining out, thereby decreasing our revenues and operating results.

     FAILURE TO COMPLY WITH GOVERNMENTAL REGULATIONS COULD HARM OUR BUSINESS AND OUR REPUTATION.

     We will be subject to regulation by federal agencies and regulation by state and local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of restaurants. These regulations include matters relating to:

     o    the environment;

     o    building construction;

     o    zoning requirements;

     o    worker safety;

     o    the preparation and sale of food and alcoholic beverages; and

     o    employment.

     Our facilities will be licensed and subject to regulation under state and local fire, health and safety codes. The construction of modular restaurants will be subject to compliance with applicable zoning, land use and environmental regulations. We may not be able to obtain necessary licenses or other approvals on a cost-effective and timely basis in order to construct and develop modular restaurants in the future.

     Various federal and state labor laws will govern our operations and our relationship with our employees, including minimum wage, overtime, working conditions, fringe benefit and work authorization or immigration requirements.

     If we elect to serve alcohol to our customers, we will be required to comply with the alcohol licensing requirements of the federal government, states and municipalities where our restaurants are located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of restaurants, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked and we may be forced to terminate the sale of alcoholic beverages at one or more of our restaurants.

     The federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. We will likely be required to comply with the Americans with Disabilities Act and regulations relating to accommodating the needs of the disabled in connection with the construction of new facilities and with significant renovations of existing facilities.

     Failure to comply with these and other regulations could increase our cost structure, slow our expansion and harm our reputation, either of which would harm our operating results.

     COMPLIANCE WITH EXISTING AND NEW REGULATIONS OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE MAY RESULT IN ADDITIONAL EXPENSES.

     Compliance with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and other SEC regulations, requires large amounts of management attention and external resources. This may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

     OUR DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS HAVE EFFECTIVE CONTROL OF THE COMPANY, PREVENTING NON-AFFILIATE SHAREHOLDERS FROM SIGNIFICANTLY INFLUENCING OUR DIRECTION AND FUTURE.

     Our directors, officers, and 5% shareholders and their affiliates control 96.9% of our outstanding shares of common stock and are expected to continue to control a majority of our outstanding common stock following any financing transactions projected for the foreseeable future. These directors, officers and affiliates effectively control all matters requiring approval by the shareholders, including any determination with respect to the acquisition or disposition of assets, future issuances of securities, declarations of dividends and the election of directors. This concentration of ownership may also delay, defer or prevent a change in control and otherwise prevent shareholders other than our affiliates from influencing our direction and future.

     THERE IS NO PUBLIC MARKET FOR OUR STOCK, AND EVEN IF A MARKET DEVELOPS, IT WILL LIKELY BE THIN AND SUBJECT TO MANIPULATION.

     There is no public market for our common stock, and we can provide no assurance that a public market for our common stock will develop in the future. Even if a public market does develop, the volume of trading in our common stock will presumably be limited and likely dominated by a few individuals. The limited volume, if any, will make the price of our common stock subject to manipulation by one or more stockholders and will significantly limit the number of shares that one can purchase or sell in a short period of time. An investor may find it difficult to dispose of shares of our common stock or obtain a fair price for our common stock in the market.

     IF A MARKET FOR OUR COMMON STOCK DEVELOPS, THE MARKET PRICE FOR OUR COMMON STOCK WILL LIKELY BE VOLATILE AND MAY CHANGE DRAMATICALLY AT ANY TIME.

     If a market for our common stock develops, the market price of our common stock, like that of the securities of other early-stage companies, may be highly volatile. Our stock price may change dramatically as the result of announcements of our quarterly results, the rate of our expansion, significant litigation or other factors or events that would be expected to affect our business or financial condition, results of operations and other factors specific to our business and future prospects. In addition, the market price for our common stock may be affected by various factors not directly related to our business, including the following:

     o intentional manipulation of our stock price by existing or future stockholders;

     o    short selling of our common stock or related derivative securities;

     o a single acquisition or disposition, or several related acquisitions or dispositions, of a large number of our shares;

     o the interest, or lack of interest, of the market in our business sector, without regard to our financial condition or results of operations;

     o the adoption of governmental regulations and similar developments in the United States or abroad that may affect our ability to offer our products and services or affect our cost structure;

     o developments in the businesses of companies that purchase our products (such as Home Depot); and

     o economic and other external market factors, such as a general decline in market prices due to poor economic indicators or investor distrust.

     OUR ABILITY TO ISSUE PREFERRED STOCK AND COMMON STOCK MAY SIGNIFICANTLY DILUTE OWNERSHIP AND VOTING POWER, NEGATIVELY AFFECT THE PRICE OF OUR COMMON STOCK AND INHIBIT HOSTILE TAKEOVERS.

     Under our Articles of Incorporation, as amended, we are authorized to issue up to 10,000,000 shares of preferred stock and 200,000,000 shares of common stock without seeking stockholder approval. Our board of directors has the authority to create various series of preferred stock with such voting and other rights superior to those of our common stock and to issue such stock without stockholder approval. Any issuance of such preferred stock or common stock would dilute the ownership and voting power of existing holders of our common stock and may have a negative effect on the price of our common stock. The issuance of preferred stock without stockholder approval may also be used by management to stop or delay a change of control, or might discourage third parties from seeking a change of control of our company, even though some stockholders or potential investors may view possible takeover attempts as potentially beneficial to our stockholders.

     WE ARE UNLIKELY TO PAY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

     We have never declared or paid dividends on our stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future, and it is unlikely that investors will derive any current income from ownership of our stock. This means that your potential for economic gain from ownership of our stock depends on appreciation of our stock price and will only be realized by a sale of the stock at a price higher than your purchase price. Because there presently is no public market for our common stock, you may be unable to realize a gain on your investment.


ITEM 3.  DESCRIPTION OF PROPERTY

     We do not currently have fee ownership of any property. We currently use office and cold storage warehouse space in the facility of Specialty Foods for free. We have no lease with respect to such space, and our informal arrangement could be terminated at any time. When and if financing is secured and formal operations begin, we expect to formalize our arrangements with Specialty Foods and begin paying rent.

     Subject to the availability of capital, we intend to enter into leases for cold storage and warehouse fulfillment of our Internet orders and for additional office space in northern California and in Georgia.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The table below sets forth information with respect to the beneficial ownership of our common stock, as of February 1, 2007, as to each person who beneficially owns of record more than 5% of our outstanding common stock, as to our Chief Executive Officer and as to each other executive officer whose compensation from the Company during the period from inception through December 31, 2006 (the "Period Since Inception") exceeded $100,000 (the "named executive officers"), each director and by all of our directors and executive officers as a group. Except as otherwise indicated in the footnotes to this table, all shares are owned directly, and the persons named in the table have sole voting and investment power with respect to shares shown as beneficially being owned by them.

                                                            BENEFICIAL OWNERSHIP OF COMMON STOCK
                                                                    AT FEBRUARY 1, 2007
                                                    AMOUNT AND NATURE OF
NAME AND ADDRESS OF BENEFICIAL OWNERS             BENEFICIAL OWNERSHIP((1))        PERCENT OF CLASS((2))
-------------------------------------             -------------------------        ---------------------
NAMED EXECUTIVE OFFICERS AND DIRECTORS

Edward C. Feintech
Chairman, President and CEO
1511 E 2nd St., Webster City, IA 50595                 40,050,000(3)                      96.3%

Scott L. Bargfrede, Director
615 2nd St., Webster City, IA 50595                       200,000(4)                        *

Dan Brune, Director
1200 Via Tornasol, Aptos, CA 95003                      1,050,000(5)                      2.46%

All Officers and Directors as a Group
(5 persons)                                            40,450,000(6)                      99.6%
5% SHAREHOLDERS
(WHO ARE NOT EXECUTIVE OFFICERS OR DIRECTORS)
Smoky Systems LLC                                      40,000,000                         96.1%

* Represents less than one percent of the outstanding shares of common stock.

(1) Ownership numbers include shares of our common stock subject to options and warrants that are exercisable within 60 days of February 1, 2007. Shares of common stock subject to options and warrants that are not exercisable within such 60-day period are not included.

(2) The percentages set forth above have been computed assuming the number of shares of common stock outstanding equals the sum of (a) 41,600,000, which is the number of shares of common stock actually outstanding on February 1, 2007, and (b) shares of common stock subject to options, convertible notes and similar securities exercisable to purchase common stock within 60 days of such date held by the person with respect to percentage is computer (but not by any other person).

(3) Includes 40,000,000 shares of common stock held of record by Smoky Systems, LLC, over which Edward C. Feintech, our Chairman, President and CEO, holds voting and investment power.

(4) Includes 150,000 shares of common stock issuable upon convertible note in the principal amount of $15,000 convertible at the rate of $0.10 per share.

(5) Includes 1,000,000 shares of common stock issuable upon convertible note in the principal amount of $100,000 convertible at the rate of $0.10 per share.

(6) Includes 1,150,000 shares of common stock issuable upon convertible notes in the aggregate principal amount of $115,000 convertible at the rate of $0.10 per share.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     Certain information regarding our executive officers and directors is set forth below. Our executive officers are appointed by, and continue to serve at the will of, our board of directors. Our directors are elected or appointed for terms that continue, absent resignation, death or removal by our stockholders, until the later of the next annual meeting of stockholders or until a replacement is duly appointed or elected and qualified.

       NAME                      AGE        POSITION
       ----                      ---        --------
       Edward C. Feintech        60         Founder, President, Chief Executive
                                            Officer and Chairman of the Board
       Scott L. Bargfrede        50         Director
       Dan Brune                 46         Director
       Toni L. Adams             54         Secretary
       Shane A. Campbell         48         Chief Financial Officer*
       Dennis A. Harrison        59         Chief Information Officer*

       * Such officer is not a full time employee of the Company.

     EDWARD C. FEINTECH has been the Chairman of our Board of Directors, and our President and Chief Executive Officer since our incorporation in April 2006. Mr. Feintech operated full-service barbecue restaurants and tested quick-service barbecue operations in Des Moines, Iowa (1977-1984) before closing his enterprise and moving on toward development of our custom-engineered, USDA-approved wood-burning oven system technology. For the past five years since organizing Smoky Systems in December 2000, Mr. Feintech has been its Manager and directed the development phase of the intellectual property that we license from Smoky Systems.

     SCOTT L. BARGFREDE has served as a director of the Company since May 1, 2006. Mr. Bargfrede has been the President and CEO of First American Bank in Webster City, Iowa since October 18, 1999. First American Bank is our primary bank. Mr. Bargfrede graduated from the University of Minnesota in 1979, with a BA degree in Ag-Business Finance and in 1992, he graduated from the University of Wisconsin Graduate School of Banking.

     DANIEL L. BRUNE has served as a director of the Company since October 2006. A former Major and Senior pilot in the US Air Force, Mr. Brune has been a pilot for American Airlines since 1989. He received his real estate license in 1991 and was affiliated with Coldwell Banker from January 2001 to January 2006, and relocated his affiliation to David Ling & Associates in January 2006. He is presently developing a resort community project in the Highlands of Western Panama. Mr. Brune graduated from Washburn University with a Bachelor of Business Administration degree in 1974, and later pursued graduate studies in Systems Management with the University of Southern California.

     TONI L. ADAMS, has been our Secretary since our incorporation in April 2006. Ms. Adams has been associated with foodservice business operations for 30 years and specialized in developing local-store marketing programs for restaurant and catering operators. Ms. Adams joined Smoky Systems in January 2001 to lead its product development testing, but took a leave of absence for two years to tend to her mother prior to her death. Ms. Adams returned to Smoky Systems in January 2004 to complete development of the Smoky Market eCommerce business model, which included the creation of the website, packaging design and related marketing collateral materials.

     SHANE A. CAMPBELL, has been the our Chief Financial Officer (acting as a consultant) since our incorporation in April 2006. Mr. Campbell has served as a business advisor to numerous small and medium sized businesses over his twenty-two years of public and private practice. From April 2004 though the present, Mr. Campbell has functioned as our chief financial officer of Smoky Systems and other small companies as a CFO consultant contractor. Mr. Campbell worked from January 2001 to April 2004 as CFO for MarketLive, Inc. (previously Multimedia Live, Inc.), an eCommerce software company located in Petaluma, California. Prior to that time, from January 1990 through January 2002, Mr Campbell was an employee and then a partner at Jones, Schiller & Company, LLC, an accounting firm located in San Francisco. Mr. Campbell earned a Bachelor of Science degree from California State University, Chico in December 1981.

     DENNIS A. HARRISON, PHD, has been our Chief Information Officer (acting as a consultant) since our inception in April 2006, however, he is expected to become a full-time employee when and as our financial situation permits. Since January 2000, Dr. Harrison has held senior level management positions as VP/Business Development for CSF-Telequest 2000-2003, VP/Business Development for CallTech Communications (April 2003-April 2004), and VP/Business Development for Effective Teleservices (April 2004-present). Dr. Harrison received a Bachelor of Arts in Philosophy & Classical Languages from the Seminary of St. Pius X (an affiliate of Catholic University), a Master of Arts in Counseling from Loyola College, and a Ph.D in Human Development from the University of Maryland.

ITEM 6.  EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION TABLE. The following table sets forth the total compensation of each named executive officer during the Period Since Inception. No officer or employee of the Company received compensation in excess of $100,000 during the Period since Inception.

--------------------------------------------------------------------------------------------------------------------
  Name and      Year    Salary   Bonus    Stock Awards  Option      Non-Equity     Change in     All Other    Total
 Principal                ($)      ($)                  Awards      Incentive       Pension     Compensation   ($)
  Position                                       ($)       ($)         Plan        Value and
                                                                   Compensation  Nonqualified       ($)
                                                                                   Deferred
                                                                        ($)      Compensation
                                                                                    Earnings

                                                                                      ($)

    (a)         (b)      (c)      (d)        (e)          (f)          (g)            (h)           (i)        (j)

--------------------------------------------------------------------------------------------------------------------
Edward        2006(1)   54,500             5,000(2)    23,693(3)                                             83,193
Feintech,
President,
CEO and
Chairman
--------------------------------------------------------------------------------------------------------------------

(1) From inception in April 2006 through December 31, 2006.

(2) Value determined by multiplying the number of share by $0.10, which the Company believes was the fair market value of its common stock during the period surrounding the date of grant, based upon the conversion price of convertible equity securities and sale price of securities sold during that period.

(3) Value determined using the Black-Scholes option valuation model. The grant date for such options was May 1, 2006, and the options are exercisable during a seven year term at an exercise price of $0.10 per share, which was the fair market value of the stock on the date of grant Assumptions used for the valuation model are set forth below:

              Expected Life                   7 years
              Risk-Free Interest Rate         4.65%
              Expected Volatility Factor      75%
              Expected Dividend Yield         0

     Mr. Feintech does not have an employment agreement; however, we have approved annual compensation for Mr. Feintech of $135,000 per year. In addition, in May 2006, he was issued 50,000 shares of common stock in exchange for the assignment of any intellectual property rights related to our business and granted an option to purchase 325,000 shares of common stock pursuant to our stock incentive plan at an exercise price of $0.10 at any time prior to May 13, 2013. The option vests 25% on May 31, 2007 and 1/48 each month thereafter until fully vested.

     OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE. The following table provides information regarding equity awards held by the named executive officer as of December 31, 2006.

------------------------------------------------------------------------------------------------------------------------------------
                                        Option Awards                                             Stock Awards

------------------------------------------------------------------------------------------------------------------------------------
Name          Number of     Number of     Equity        Option      Option      Number Of     Market       Equity        Equity
              Securities    Securities    Incentive     Exercise    Expiration  Shares or     Value of     Incentive     Incentive
              Underlying    Underlying    Plan          Price       Date        Units of      Shares or    Plan          Plan
              Unexercised   Unexercised   Awards:                               Stock That    Units of     Awards:       Awards
              Options (#)   Options (#)   Number of     ($)                     Have Not      Stock That   Number Of     Market
              Exercisable   Un-           Securities                            Vested        Have Not     Unearned      or
                            Exercisable   Underlying                                          Vested       Shares,       Payout
                                          Unexercised                           (#)                        Units or      Value of
                                          Unearned                                            ($)          Other         Unearned
                                          Options                                                          Rights        Shares,
                                                                                                           That  Have    Units or
                                          (#)                                                              Not Vested    Other
                                                                                                                         Rights
                                                                                                           (#)           That
                                                                                                                         Have Not
                                                                                                                         Vested

                                                                                                                        ($)

   (a)            (b)          (c)           (d)           (e)         (f)        (g)            (h)          (i)          (j)

------------------------------------------------------------------------------------------------------------------------------------
Edward Feintech,   N/A       325,000(1)      N/A          $0.10       May 1,      N/A            N/A          N/A          N/A
President, CEO                                                        2003
and Chairman

------------------------------------------------------------------------------------------------------------------------------------

     (1) Options vest 25% on May 31, 2007 and 1/48 each month thereafter until fully vested.

     EXECUTIVE EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS. We have not entered into employment agreements with any of our executive officers and, other than provisions in our stock incentive plan that permit acceleration of vesting of awards in connection with a change of control, have no arrangements or plans which provide benefits in connection with retirement, resignation, termination or a change of control.

     DIRECTORS COMPENSATION. The following table presents information regarding the compensation of the Company's directors during the fiscal year-ended December 31, 2006, except for Edward Feintech, the Company's Chief Executive Officer, whose compensation is described in the previous tables:

-------------------------------------------------------------------------------------------------------------------
   Name         Fees        Stock       Option Awards    Non-Equity       Change in       All Other      Total
              Earned Or     Awards                       Incentive         Pension      Compensation
               Paid in                       ($)            Plan          Value And          ($)          ($)
               Cash ($)      ($)                        Compensation    Nonqualified
                                                             ($)           Deferred
                                                                         Compensation
                                                                           Earnings

                                                                             ($)


   (a)           (b)         (c)             (d)             (e)             (f)             (g)           (h)

-------------------------------------------------------------------------------------------------------------------
Scott L.                  $5,000(1)      $23,693(2)(3)                                                   $28,693
Bargfrede
-------------------------------------------------------------------------------------------------------------------
Dan Brune                 $5,000(1)      $23,693(2)(3)                                                   $28,693
-------------------------------------------------------------------------------------------------------------------

(1) Value determined by multiplying the number of share by $0.10, which the Company believes was the fair market value of its common stock during the period surrounding the date of grant, based upon the conversion price of convertible equity securities and sale price of securities sold during that period.

(2) Holds options to purchase 162,500 shares of common stock as of December 31, 2006.

(3) Value determined using the Black-Scholes option valuation model. The grant date for the options to Mr. Bargfreded was May 1, 2006 and for Mr. Brune was October 15, 2006, and the options are exercisable during a seven year term at an exercise price of $0.10 per share, which was the fair market value of the stock on the date of grant. Assumptions used for the valuation model are set forth below:

              Expected Life                   7 years
              Risk-Free Interest Rate         4.65%
              Expected Volatility Factor      75%
              Expected Dividend Yield         0

     Directors are reimbursed for the expenses they actually incur in attending board meetings. Directors are not paid a fee for their service or attendance at board meetings but are eligible to participate in our stock incentive plan. In the Period Since Inception, we granted options to purchase 162,500 shares of common stock to each of Scott Bargfrede and Dan Brune at an exercise price of $0.10 per share, vesting 25% on the last day of the month in which the 12-month anniversary of the grant date occurs and vesting 1/48 at the end of each month thereafter.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     LICENSE AGREEMENT
     -----------------

     As of May 1, 2006, we entered into an exclusive license agreement with Smoky Systems, a Nevada limited liability company that is managed by Edward C. Feintech, our Chairman, President and CEO. This license agreement was amended and restated on December 15, 2006. Under the license agreement, as amended, Smoky Systems has licensed to us (i) all of the recipes and processes underlying our proposed smoked food product line, (ii) all interests it has in trademarks related to the "SMOKY MARKET," "SMOKE-BAKED" and other marks, (iii) and rights related to the design of restaurant-markets, kiosks and other items. In exchange for the exclusive license, we issued to Smoky Systems 40,000,000 shares of common stock. The license agreement is effective for an initial term of ten years with four consecutive ten-year renewal periods renewable at the our option; provided, however, the license can be terminated by Smoky Systems for uncured material breach or in connection with a bankruptcy or similar insolvency event. In addition, if sales of licensed product during the fifth year of the term do not equal or exceed $30 million, Smoky Systems has the right to terminate the exclusivity of our license.

     INFORMAL SUBLEASE
     -----------------

     Our affiliate, Smoky Systems, leases the wood-burning smoker-oven system used to produce Smoky Market brand foods pursuant to a lease dated June 17, 2004. The lease requires monthly payments of $1,455 per month for a five-year term expiring on May 17, 2009, after which it has the right to purchase the smoker-oven system for a purchase price of $1. We sublease the smoker-oven system under an oral sublease pursuant to which we pay all obligations of Smoky Systems under their lease. We expect to formalize our arrangement with Smoky Systems, including a right to exercise its buyout option, sometime during 2007.

     OFFICERS' SALARIES
     ------------------

     Our directors have set the initial salary or consulting fee of certain officers of the company as follows (in each case pending availability of capital):

                                                 BASE SALARY OR CONSULTING
        NAME                                     FEE PER ANNUM
        ----                                     -------------

        Edward Feintech, President & CEO         $135,000
        Toni L. Adams, Secretary                 $85,000
        Shane Campbell, CFO                      $65,000*
        Dennis Harrison, CIO                     $105,000*

     *Currently serving as a part-time consultant.

     As of December 31, 2006, we have granted 50,000 shares of our common stock to each of Edward Feintech, President, CEO and Chairman; Toni Adams, Secretary; Dennis Harrison, Chief Information Officer; Shane Campbell, Chief Financial Officer; and to Scott Bargfrede and Dan Brune, Directors, in exchange for an assignment of all intellectual property held by any of them related to our business.

     As of December 31, 2006, we have granted the options to purchase the following number of shares of common stock to the following officers or directors, in each case affiliates with an exercise price of $0.10 per share, a term of seven years and vesting 25% on the last day of the calendar month in which the 12-month anniversary of the grant date occurs and vesting 1/48 each month thereafter until fully vested.

        ----------------------------------------------------------------
        NAME OF OPTIONEE                            NUMBER OF SHARES
        ----------------------------------------------------------------
        Dennis Harrison, CIO                            487,500
        ----------------------------------------------------------------
        Edward Feintech, President & CEO                325,000
        ----------------------------------------------------------------
        Shane Campbell, CFO                             162,500
        ----------------------------------------------------------------
        Toni Adams, Secretary                           162,500
        ----------------------------------------------------------------
        Scott Bargfrede, Director                       162,500
        ----------------------------------------------------------------
        Dan Brune, Director                             162,500
        ----------------------------------------------------------------

PARENT COMPANIES

     Smoky Systems, LLC owns 96.1% of our common stock, and its manager is Edward Feintech, our President, CEO and the Chairman of our Board of Directors. Mr. Feintech is also the beneficial owner of 33% of the outstanding equity interests of Smoky Systems.

INDEPENDENCE OF BOARD OF DIRECTORS AND COMMITTEES

     Our Board of Directors currently consists of Edward C. Feintech, Chairman and Chief Executive Officer, Scott L. Bargfrede and Daniel L. Brune. The Board of Directors has determined that each of Messrs. Bargfrede and Brune are independent, using the standards of independence applicable to companies listed on the NASDAQ stock market. We do not presently have a standing audit committee, nominating committee or compensation committee, and we do not have a charter for any such committees. Our entire Board of Directors performs the functions generally preformed by such committees. Mr. Brune is independent using the standards of the NASDAQ Stock Market applicable to such committees. Mr. Bargfrede is independent using the standards of the NASDAQ Stock Market applicable to compensation and nominating committee but may not be independent for purposes of applicable audit committee standards because of the financial relationship disclosure below.

     Mr. Bargfrede has been the President and CEO of First American Bank in Webster City, Iowa since October 18, 1999. First American Bank is our company's primary bank.

COMPENSATION PROCESSES AND PROCEDURES

     Because of our early stage of development and limited resources, our process for determining compensation is informal. We do not have a compensation committee or a compensation committee charter. We have not, and in the near future do not expect to, engage a compensation consultant with respect to compensation. Compensation decisions are made by the entire Board of Directors, including Eddie Feintech, our Chief Executive Officer, based upon the Board of Directors' subjective determination of what salaries the Company can afford with its limited resources and what level of equity-based compensation is necessary to attract and retain key personnel. Based upon the subjective knowledge of the industry and other public companies, we believe that our salaries currently in place or proposed for our executive officers are below market. In the future, particularly as we hire outside personnel without significant equity stakes, we expect that the cash portion of the compensation for new, and possibly existing, executives will increase.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

     Shareholders may send communications to the Board of Directors or to specified individual directors by mailing such communications to the Secretary of the Company at the address of the Company first set forth above and indicating that such communications are for the Board of Directors or specified individual directors, as appropriate. All communications received by mail are forwarded to the directors to which they are addressed unless the communications contain information substantially similar to that forwarded by the same shareholder, or an associated shareholder, within the past 90 days.

ITEM 8.  DESCRIPTION OF SECURITIES

     Our authorized capital stock consists of 200,000,000 shares of common stock, 0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. As of December 31, 2006, 41,600,000 shares of our common stock were outstanding, and no shares of preferred stock were outstanding. Although we are a Nevada corporation, the rights of our stockholders could also, in certain circumstances, be governed by Section 2115(b) of the California Corporations Code. See the section entitled "Potential Applicability of Provisions of California Corporate Law."

COMMON STOCK

     The holders of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any. Holders of common stock have no cumulative voting rights and the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available for dividends. The rights, preferences and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.

PREFERRED STOCK

     Our board of directors has the authority to issue preferred stock in one or more series and to fix the number, designation, power, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, if any, of any series of preferred stock, including, without limitation, the following, without any further vote or action by our shareholders:

     o the distinctive designation of, and the number of shares of, Preferred Stock which shall constitute the series, which number may be increased (except as otherwise fixed by the Board of Directors) or decreased (but not below the number of shares thereof then outstanding) from time to time by action of the Board of Directors;

     o the rate and times at which, and the terms and conditions upon which, dividends, if any, on shares of the series shall be paid, the extent of preferences or relations, if any, of such dividends to the dividends payable on any other class or classes of stock of the Corporation, or on any series of Preferred Stock or of any other class or classes of stock of the Corporation, and whether such dividends shall be cumulative or non-cumulative;

     o the right, if any, of the holders of shares of the series to convert the same into, or exchange the same for, shares of any other class or classes of stock of the Corporation, or of any series of Preferred Stock or of any other class or classes of stock of the Corporation, and the terms and conditions of such conversion or exchange;

     o whether shares of the series shall be subject to redemption, and the redemption price or prices including, without limitation, a redemption price or prices payable in shares of the Common Stock and the time or times at which, and the terms and conditions upon which, shares of the series may be redeemed;

     o the rights, if any, of the holders of shares of the series upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding-up of the Corporation;

     o the terms of the sinking fund or redemption or purchase account, if any, to be provided for shares of the series; and

     o the voting power, if any, of the holders of shares of the series which may, without limiting the generality of the foregoing, include the right to more or less than one vote per share of any or all matters voted upon by the stockholders and the right to vote, as a series by itself or together with other series of Preferred Stock as a class, upon such matters, under such circumstances and upon such conditions as the Board of Directors may fix, including, without limitation, the right, voting as a series by itself or together with other series of Preferred Stock or together with all series of Preferred Stock as a class, to elect one or more directors of the Corporation in the event there shall have been a default in the payment of dividends on any one or more series of Preferred Stock or under such other circumstances and upon such condition as the Board may determine.

     The issuance of preferred stock by our Board of Directors could adversely affect the rights of holders of our common stock. The potential issuance of preferred stock may

     o have the effect of delaying or preventing a change in control of the Company;

     o discourage bids for the common stock at a premium over the market price of the common stock; and

     o adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

COMBINATIONS WITH INTERESTED STOCKHOLDERS

     Sections 78.411 to 78.444 of the Nevada Revised Statutes contain provisions limiting business combinations between "resident domestic corporations" and "interested stockholders." These sections provide that the resident domestic corporation and the interested stockholder may not engage in specified business "combinations" for three years following the date the person became an interested stockholder unless the board of directors approved, before the person became an interested stockholder, either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

     These sections of Nevada corporate law also contain limitations on transactions entered into with the interested stockholder after the expiration of the three-year period following the date the person became an interested stockholder. Certain exceptions to these restrictions apply if specified criteria suggesting the fairness of a combination are satisfied. For purposes of these provisions, "resident domestic corporation" means a Nevada corporation that has 200 or more stockholders and "interested stockholder" means any person, other than the resident domestic corporation or its subsidiaries, who is:

     o the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the resident domestic corporation; or

     o an affiliate or associate of the resident domestic corporation and at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding shares of the resident domestic corporation.

Business combinations for this purpose include:

     o a merger or plan of share exchange between the resident domestic corporation or a subsidiary and the interested stockholder or, after the merger or exchange, an affiliate;

     o any sale, lease, mortgage or other disposition to the interested stockholder or an affiliate of assets of the corporation having a market value equal to 5% or more of the market value of the assets of the corporation, 5% or more of the outstanding shares of the corporation or 10% or more of the earning power or net income of the corporation;

     o specified transactions that result in the issuance or transfer of capital stock with a market value equal to 5% or more of the aggregate market value of all outstanding shares of capital stock of the corporation to the interested stockholder or an affiliate; and

     o certain other transactions that have the effect of increasing the proportion of the outstanding shares of any class or series of voting shares owned by the interested stockholder.

As permitted by governing law, our articles of incorporation contain provisions opting out of the applicability of Sections 78.411 to 78.444 of the Nevada Revised Statutes. As a result, unless and until such opt out provisions are eliminated from our articles of incorporation, these restrictions on business combinations with interested stockholders will not apply to the corporation.

ACQUISITION OF CONTROLLING INTEREST

     Acquisition of controlling interest provisions within Nevada corporate law include provisions restricting the voting rights of certain stockholders that acquire or offer to acquire ownership of a "controlling interest" in the outstanding voting stock of an "issuing corporation." For purposes of these provisions, a "controlling interest" means the ownership of outstanding voting stock sufficient to enable the acquiring person to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more, of all voting power in the election of directors, and "issuing corporation" means a Nevada corporation which has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation, and which does business in Nevada directly or through an affiliated corporation. As permitted by these statutes, pursuant to a provision in our articles of incorporation, we have opted out of these "acquisition of controlling interest" provisions. As long as the opt-out provision in our articles of incorporation remains in effect on the tenth day following the acquisition of a controlling interest, or at any time we are not an "issuing corporation," the restrictions on voting rights will not apply to the Company.

POTENTIAL APPLICABILITY OF PROVISIONS OF CALIFORNIA CORPORATE LAW

     Although we are incorporated in Nevada, we may be subject to Section 2115(b) of the California Corporations Code, which imposes various requirements of California corporate law on non-California corporations if they have characteristics of ownership and operations indicating significant contacts with California. Public companies listed or qualified for trading on the New York Stock Exchange, American Stock Exchange or the Nasdaq Global Market, are generally exempt from Section 2115(b). However, because our securities are not listed or qualified for trading on such an exchange or market as of the date hereof, we may be subject to Section 2115(b). Among the key provisions of California corporate law that may apply to us are provisions granting stockholders the right to cumulate votes in the election of directors and provisions limiting the effectiveness of supermajority voting provisions for two years from the filing of the most recent charter amendment.

     In 1983, a California appellate court affirmed the enforceability of
Section 2115(b) with respect to a Utah corporation. In 2005, the Delaware Supreme Court held that Section 2115(b) violates the internal affairs doctrine and, as a result, is not enforceable against Delaware corporations We are not aware of any reported cases in which a court has considered whether Section 2115(b) would apply to a Nevada corporation or attempting to resolve the apparent conflict between the Delaware Supreme Court and the California appellate court. As a result, where provisions of Nevada corporate law and provisions of California corporate law made applicable to us by Section 2115(b) conflict, we are uncertain which law would apply. With respect to conflicts between Nevada corporate law and provisions of California corporate law made applicable to us by Section 2115(b), we currently operate in accordance with Nevada corporate law and our articles of incorporation and bylaws.

TRANSFER AGENT AND REGISTRAR

     We currently act as transfer agent with respect to our common stock.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET PRICE OF OUR COMMON STOCK

     Smoky Market Foods, Inc. was formed in April 2006, and we are aware of no market for our common stock. The purchase price at which we last sold shares of our common stock in privately negotiated transactions was $0.10 per share (representing the conversion rate of a convertible promissory note).

OUTSTANDING SHARES, OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES

     As of December 31, 2006, there were 41,600,000 shares of our common stock outstanding held by approximately eight holders of record. In addition, there were as of December 31, 2006, 1,462,500 shares of common stock authorized for issuance upon the exercise of outstanding options granted pursuant to our stock incentive plan, 5,037,500 shares of common stock reserved for the future grant of stock options under that plan, 4,836,000 shares of common stock issuable upon the conversion of convertible notes payable and 4,836,000 shares of common stock subject to outstanding warrants to purchase common stock.

COMMON STOCK OUTSTANDING AND AVAILABLE FOR FUTURE SALE

     Of our outstanding shares of common stock, all are "restricted securities," as defined in Rule 144 promulgated under the Securities Act, and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including an exemption under Rule 144. The holding period for such restricted shares began to run no earlier than April 30, 2006.

     In general under Rule 144, a person, including an affiliate of an issuer, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock (no shares of common stock as of the date hereof) or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are subject to manner-of-sale restrictions, notice requirements and the availability of current public information about us. Rule 144(k) provides that a person who is not an affiliate of the issuer at any time during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell those shares at any time without compliance with the public information, volume limitation, manner of sale and notice provisions of Rule 144.

REGISTRATION RIGHTS

     In the agreements related to our offer and sale of up to $750,000 of promissory notes convertible at a conversion rate of $0.10 per share and warrants to purchase 7,500,000 shares of common stock, we have agreed (i) to use commercially reasonable efforts to prepare, file and cause to be effective a Form 10-SB, Form 8-A or similar document effecting the registration of our common stock under the Securities Exchange Act of 1934, and (ii) within ninety
(90) days of the effectiveness of our registration under the Securities Exchange Act of 1934, to prepare and file with the SEC one Registration Statement registering the resale of the common stock issuable upon conversion of such notes and exercise of such warrants.

DIVIDENDS

     We have never declared or paid cash dividends on our shares of common stock. We currently intend to retain future earnings for use in our business and, therefore, do not anticipate paying any dividends on our shares of common stock in the foreseeable future.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     Set forth below is certain information about the number of shares of our common stock subject to options, warrants and other rights granted, or that may be granted, under our equity compensation plans as of December 31, 2006. The equity compensation plan that has been approved by security holders is our 2006 Stock Incentive Plan. We have no equity compensation plans that have not been approved by security holders.

                                   EQUITY COMPENSATION PLAN INFORMATION

-------------------------------------------------------------------------------------------------------------
                                                                                    Number of securities
                                                                                   remaining available for
                             Number of securities to   Weighted-average exercise   future issuance under
                             be issued upon exercise      price of outstanding    equity compensation plans
                             of outstanding options,     options, warrants and      (excluding securities
    Plan category              warrants and rights               rights            reflected in column (a))
-------------------------------------------------------------------------------------------------------------
                                       (a)                        (b)                        (c)
-------------------------------------------------------------------------------------------------------------
Equity compensation plans
approved by security
holders                             1,462,500                    $0.10                    5,037,500
-------------------------------------------------------------------------------------------------------------
Equity compensation plans
not approved by security
holders                                None                       None                       None
-------------------------------------------------------------------------------------------------------------
                      Total         1,462,500                    $0.10                    5,037,500
-------------------------------------------------------------------------------------------------------------


ITEM 2.  LEGAL PROCEEDINGS

     We are not engaged in any legal proceedings, nor are we aware of any pending or threatened legal proceedings that, singly or in the aggregate, would reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     Set forth below is information regarding all securities sold during the past three years without registering the securities under the Securities Act.

     On April 30, 2006, we offered and sold 40,000,000 shares of our common stock to Smoky Systems, LLC in connection with our acquisition of a license to utilize certain intellectual property rights and to market and distribute certain licensed products. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act, based upon the following: (a) the investor, which is managed by the same person that is our President and Chief Executive Officer, confirmed to us that it was an "accredited investor," as defined in Rule 501 of Regulation D promulgated under the Securities Act, with respect to us, and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investor was provided with certain disclosure materials and all other information requested with respect to our company; (d) the investor acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

     In May, 2006, we offered and sold 50,000 shares of our common stock to each of Edward Feintech, Toni Adams, Dennis Harrison, Shane Campbell and Scott Bargfrede (for a total of 250,000 shares), and in October 2006, we offered and sold 50,000 shares of our common stock to Dan Brune. All of such purchasers are officers or directors of our company and purchased their common stock in exchange for an assignment of all intellectual property related to our business. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act, based upon the following: (a) the investors, all of whom are officers or directors of our company, confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

     In May 2006, we commenced a proposed offering of up to $750,000 in convertible promissory notes (convertible at the rate of $0.10 per share) and warrants to purchase 7,500,000 shares of common stock (one warrant per share issuable upon conversion of the notes). The warrants have an exercise price of $0.25 per share and expire on the nine-month anniversary of the issue date. As of December 31, 2006, we had sold $483,600 in convertible promissory notes and warrants to purchase 4,836,000 shares of common stock in this offering in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Rules 504 and 506 promulgated under the Securities Act and Section 4(2) of the Securities Act, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act; and (f) a Form D related to the offering was filed with the SEC.

     In October 2006, we offered and sold 50,000 shares to InterState Refrigerated, Inc., an operating affiliate, in payment for product shipping services. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act, based upon the following: (a) the investor, confirmed to us that it was an "accredited investor," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investor was provided with certain disclosure materials and all other information requested with respect to our company; (d) the investor acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

     In December 2006, we offered and sold 1,250,000 of our common stock to Ken Hankin, a consultant, at the purchase price of $.001 per share, in connection with a consulting agreement. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act, based upon the following: (a) the investor, confirmed to us that it was an "accredited investor," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investor was provided with certain disclosure materials and all other information requested with respect to our company; (d) the investor acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

OPTIONS TO PURCHASE SHARES OF COMMON STOCK

     Between May 2006 and December 31, 2006, we granted nonstatutory options to purchase an aggregate of 1,462,500 shares of common stock to specific officers and directors with an exercise price of $0.10 per share, a term of seven years and vesting 25% on the last day of the calendar month in which the 12-month anniversary of the grant date occurs and vesting 1/48 each month thereafter until fully vested. The grants of these options to purchase shares of our common stock were effected in reliance upon the exemption for offers and sales pursuant to certain compensatory benefit plans as set forth in Rule 701 promulgated under the Securities Act, based upon the following: (a) the offers and issuances were made pursuant to a written compensatory benefit plan established by us for the compensation of our officers, employees, directors, consultants and other permitted persons; (b) the recipients of such options were officers, employees, directors, consultants or other permitted persons at the time of the issuance of the options (and any recipients that were consultants provided bona fide services unrelated to a capital-raising transaction or the promotion of a market for our stock in exchange for such options); (c) we were not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, at the time of issuance of the options; (d) the aggregate sale price, calculated in accordance with Rule 701, of the options issued in reliance on Rule 701 during any 12-month period did not exceed $1 million; (e) all recipients were provided with certain disclosure materials and all other information requested with respect to our company, including a copy of the governing compensatory benefit document; (f) the option recipients acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (g) the governing option agreement requires that, unless otherwise permitted by law, a legend be placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our articles of incorporation provide that, to the fullest extent permitted by Nevada law, we shall indemnify our officers and directors. Our Board of Directors shall be entitled to determine the terms of indemnification, including advance of expenses, and to give effect thereto through the adoption of by-laws, approval of agreements or by any other manner approved by the Board of Directors.

     Our articles of incorporation also provide that, to the fullest extent permitted by Nevada law and subject to our by-laws, our directors and officers shall not be liable to the Company or its stockholders for damages for their conduct or omissions as directors or officers.

     Our Bylaws provide that we shall indemnify any officer or director who was or is a party or is threatened to be made a party to any action, suit, or proceeding (other than any action by or in the right of the corporation), by reason of the fact that he is or was a director or officer of the corporation, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with any such action, suit, or proceeding, if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Our Bylaws provide that we shall indemnify any director or officer who was or is a party or is threatened to be made a party to any action or suit by or in the right of the corporation to procure a judgment in our favor by reason of the fact that he is or was a director or officer of the company, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, except that no indemnification shall be made with respect of any matter to which such person shall have been adjudged by a court of competent jurisdiction to be liable to the company or for amounts paid in settlement to the company, unless and only to the extent that a court shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses.

     The provisions of our Articles of Incorporation and Bylaws are limited by
Section 78.751 of the Nevada Revised Statutes, which provides that a corporation may not indemnify a director or officer unless authorized in the specific case upon a determination by the board of directors, a committee of the board of directors, special legal counsel or by the stockholders that indemnification is proper in the circumstances.

     Our Bylaws provide that we shall pay expenses incurred by an officer or director in their defense in advance of the final disposition of the action. Furthermore, our Bylaws provide that we may purchase director and officer insurance to protect officers and directors against loss whether or not we would be able to indemnify the officers and directors against such loss. We have obtained insurance in this regard.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is contrary to public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                    PART F/S

     Attached hereto following the signature page beginning on Page F-1 are the following audited financial statements of Smoky Market Foods, Inc.:

---------------------------------------------------------------------------------------------------------
                                                                                          BEGINNING ON
                                                                                              PAGE
---------------------------------------------------------------------------------------------------------
Report of Independent Public Accounting Firm                                                   F-1
---------------------------------------------------------------------------------------------------------
Balance Sheet as of December 31, 2006                                                          F-2
---------------------------------------------------------------------------------------------------------
Statements of Operation for the period from inception through December 31, 2006                F-3
---------------------------------------------------------------------------------------------------------
Statements of Stockholders' Deficit from inception through December 31, 2006                   F-4
---------------------------------------------------------------------------------------------------------
Statements of Cash Flows from inception through December 31, 2006                              F-5
---------------------------------------------------------------------------------------------------------
Notes to Financial Statements                                                                  F-6
---------------------------------------------------------------------------------------------------------

     Attached hereto following the signature page beginning on Page FS-1 are the following financial statements of Smoky Systems, LLC from which we have licensed certain key assets necessary to carry out our business and which may be deemed to be a predecessor entity:

------------------------------------------------------------------------------------------------------------
                                                                                             BEGINNING ON
                                                                                                 PAGE
------------------------------------------------------------------------------------------------------------
Report of Independent Public Accounting Firm                                                     FS-1
------------------------------------------------------------------------------------------------------------
Balance Sheet as of March 31, 2006 (Unaudited) and December 31, 2005 (Audited)                   FS-2
------------------------------------------------------------------------------------------------------------
Statements of Operation for the three-months ended March 31, 2006, the year ended December       FS-3
31, 2005 and for the period from inception through March 31, 2006
------------------------------------------------------------------------------------------------------------
Statements of Cash Flows for the three-months ended March 31, 2006, the year ended December      FS-4
31, 2005 and for the period from inception through March 31, 2006
------------------------------------------------------------------------------------------------------------
Statement of Members Capital from inception through March 31, 2006                               FS-5
------------------------------------------------------------------------------------------------------------
Notes to Financial Statements                                                                    FS-7
------------------------------------------------------------------------------------------------------------

                                    PART III

ITEM 1 & 2.  INDEX AND DESCRIPTION OF EXHIBITS

 EXHIBIT NO.                              EXHIBIT                                   INCORPORATED BY REFERENCE/FILED
                                                                                               HEREWITH
--------------    ---------------------------------------------------------       ------------------------------------
     3.1          Articles of Incorporation                                       Incorporated by reference to
                                                                                  Registration Statement on Form
                                                                                  10-SB filed on July 31, 2006, File
                                                                                  No. 000-52158

     3.2          By-laws                                                         Incorporated by reference to
                                                                                  Registration Statement on Form
                                                                                  10-SB filed on July 31, 2006, File
                                                                                  No. 000-52158

     4.1          Form of Common Stock Certificate                                Incorporated by reference to
                                                                                  Registration Statement on Form
                                                                                  10-SB filed on July 31, 2006, File
                                                                                  No. 000-52158

     4.2          2006 Stock Incentive Plan                                       Filed herewith

     4.1          Form of Warrant (Bridge Financing)                              Incorporated by reference to
                                                                                  Registration Statement on Form
                                                                                  10-SB filed on July 31, 2006, File
                                                                                  No. 000-52158

    10.1          Exclusive License Agreement with Smoky Systems, LLC             Filed herewith
                  (Amended and Restated)

    10.2          Processing Agreement with Mary Ann's Specialty Foods,           Incorporated by reference to
                  Inc.                                                            Registration Statement on Form
                                                                                  10-SB filed on July 31, 2006, File
                                                                                  No. 000-52158

    10.3          Form of Purchase Agreement (Bridge Financing)                   Incorporated by reference to
                                                                                  Registration Statement on Form
                                                                                  10-SB filed on July 31, 2006, File
                                                                                  No. 000-52158

    10.4          Form of Convertible Note (Bridge Financing)                     Incorporated by reference to
                                                                                  Registration Statement on Form
                                                                                  10-SB filed on July 31, 2006, File
                                                                                  No. 000-52158

    10.5          Form of NonStatutory Stock Option Agreement                     Filed herewith

    10.6          Independent Contractor Agreement dated November 20,             Filed herewith
                  2006 with Kenneth N. Hankin

    23.1          Consent of Independent  Registered Public                       Filed herewith
                  Accountants

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         SMOKY MARKET FOODS, INC.
                                         ---------------------------------------


Date:  FEBRUARY 16, 2007                      BY: /S/ EDWARD FEINTECH
     ---------------------------              ----------------------------------
                                              Edward Feintech, President & Chief
                                              Executive Officer

SMOKY MARKET FOODS, INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS
DECEMBER 31, 2006

JASPERS + HALL, PC
CERTIFIED PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------
9175 KENYON AVENUE, SUITE 100
DENVER, CO 80237
303-796-0099

             Report of Independent Registered Public Accounting Firm

To the Board of Directors
Smoky Market Foods, Inc.

We have audited the accompanying balance sheet of Smoky Market Foods, Inc. (A Development Stage Company) as of December 31, 2006 and the related statements of operations, changes in stockholders' deficit, and cash flows for the period April 18, 2006 (inception) to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smoky Market Foods, Inc. at December 31, 2006, and the results of its operations and its cash flows for the period April 18, 2006 (inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 6 to the financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Jaspers + Hall, PC
January 25, 2007

                               SMOKY MARKET FOODS, INC.
                             (A Development Stage Company)

                                     BALANCE SHEET
                                     -------------
                                   December 31, 2006

ASSETS
------
Current Assets:
     Cash                                                                 $    108,120
     Accounts receivable, net of allowance                                       1,877
     Inventory                                                                  13,694
                                                                          ------------
     Total Current Assets                                                      123,691
                                                                          ------------

Property & Equipment: net of accumulated depreciation                          184,163
                                                                          ------------

Other Assets:
     Deferred financing costs                                                   96,465
     Intangible asset                                                           40,000
     Deposits                                                                    2,683
                                                                          ------------
     Total Other Assets                                                        139,148
                                                                          ------------

     Total Assets                                                         $    447,002
                                                                          ============

LIABILITIES AND STOCKHOLDERS' DEFICIT:
--------------------------------------
Current Liabilities:
     Accounts payable                                                     $    222,473
     Accrued interest                                                           14,460
     Current maturities of capital lease obligations                            13,407
     Convertible notes                                                         483,600
                                                                          ------------
     Total Current Liabilities                                                 733,940
                                                                          ------------

Long-term Liabilities:
     Capital lease obligations, less current maturities                         30,962
                                                                          ------------

     Total Liabilities                                                         764,902
                                                                          ------------

Stockholders' Deficit:
     Preferred Stock, par value $.001, 10,000,000 shares authorized:
       no shares issued and outstanding                                              -
     Common Stock, par value $.001, 200,000,000 share authorized,
       41,600,000 issued and outstanding                                        41,600
     Additional Paid-In Capital                                                158,400
     Warrants issued                                                           106,619
     Deficit accumulated during the development stage                         (624,519)
                                                                          ------------
     Total Stockholders' Deficit                                              (317,900)
                                                                          ------------

Total Liabilities and Stockholders' Deficit                               $    447,002
                                                                          ============

      The accompanying notes are an integral part of these financial statements.


                                            F-2

                            SMOKY MARKET FOODS, INC.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                             -----------------------
         For the Period April 18, 2006 (Inception) to December 31, 2006


Revenue                                                   $      3,145

Cost of Goods Sold                                               2,878
                                                          ------------

Gross Profit                                                       267

Operating Expenses                                             599,062
                                                          ------------

Operating Loss                                                (598,795)

Other Income (Expense):
Interest Expense                                                25,724
                                                          ------------

Net (Loss)                                                $   (624,519)
                                                          ============

Basic and Diluted
   (Loss) per Share:
        Basic                                             $     (0.021)
                                                          ============
        Diluted                                           $     (0.017)
                                                          ============

   Weighted Average
      Number of Shares                                      30,258,333
                                                          ============

   The accompanying notes are an integral part of these financial statements.

                                                  SMOKY MARKET FOODS, INC.
                                                (A Development Stage Company)

                                             STATEMENT OF STOCKHOLDERS' DEFICIT
                                             ----------------------------------
                               For the Period April 18, 2006 (Inception) to December 31, 2006

                                                                                                     Deficit
                                                                                       Additional  Accumulated
                                                     Common Stock           Other        Paid-In    During the
                                                -----------------------    Paid-in       Capital    Development      Total
                                                  Shares       Amount      Capital      Warrants      Stage         Equity
                                                ----------   ----------   ----------   ----------   ----------    ----------

BALANCE, APRIL 18, 2006 (INCEPTION)                      -   $        -   $        -   $        -   $        -    $        -

Common shares issued to
   Smoky Systems, LLC, April 2006               40,000,000       40,000            -            -            -        40,000

Common shares issued to
   officers/directors, July 2006                   300,000          300       29,700            -            -        30,000

Common shares issued to
   supplier, December 2006                          50,000           50        4,950            -            -         5,000

Common shares issued to
   financial consultant, December 2006           1,250,000        1,250      123,750            -            -       125,000

Issuance of 1,462,500 stock options to
   officers/directors -Warrant agreement                 -            -            -      106,619            -       106,619

Net (Loss)                                               -            -            -            -     (624,519)     (624,519)
                                                ----------   ----------   ----------   ----------   ----------    ----------

BALANCE, DECEMBER 31, 2006                      41,600,000   $   41,600   $  158,400   $  106,619   $ (624,519)   $ (317,900)
                                                ==========   ==========   ==========   ==========   ==========    ==========


                         The accompanying notes are an integral part of these financial statements.

                                   SMOKY MARKET FOODS, INC.
                                (A Development Stage Company)

                                   STATEMENT OF CASH FLOWS
                                   -----------------------
                For the Period April 18, 2006 (Inception) to December 31, 2006

Operating Activities:
 Net (Loss)                                                                    $   (624,519)
 Stock-based compensation                                                           168,904
 Depreciation                                                                        19,055
 Adjustments to reconcile net loss to cash used in operating activities:
      (Increase) decrease in accounts receivable                                     (1,877)
      (Increase) decrease in inventory                                              (13,694)
      Increase (decrease) in accounts payable                                       222,473
      Increase (decrease) in accrued interest                                        14,460
                                                                               ------------
Net Cash (Used) by Operating Activities                                            (215,198)
                                                                               ------------

Investing Activities:
 Purchase of property and equipment                                                (151,170)
 Deposits                                                                            (2,683)
                                                                               ------------
Net Cash (Used) by Investing Activities                                            (153,853)
                                                                               ------------

Financing Activities:
 Proceeds from issuance of common stock                                               1,250
 Proceeds from issuance of convertible note                                         483,600
 Principal payments on capital lease obligations                                     (7,679)
                                                                               ------------
Cash Provided by Financing Activities                                               477,171
                                                                               ------------

Net Increase in Cash                                                                108,120

Cash, Beginning of Period                                                                 -
                                                                               ------------

Cash, End of Period                                                            $    108,120
                                                                               ============

Supplemental Cash Flow Information:
 Interest Paid                                                                 $     11,264
                                                                               ============
 Income Taxes Paid                                                             $          -
                                                                               ============

Supplemental schedule of noncash investing and financing activities:
 Intangible Assets Acquired in Exchange for Common Stock                       $     40,000
                                                                               ============

          The accompanying notes are an integral part of these financial statements

                            SMOKY MARKET FOODS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Smoky Market Foods, Inc, (or "the Company") is a development stage company that was incorporated on April 18, 2006 under the laws of the State of Nevada.

The Company intends to engage in the development, operation, franchising, and licensing of fast service casual restaurants. The restaurants will feature proprietary menu items and emphasize the preparation of food with high quality ingredients developed under the Smoky Market(TM) brand, as well as unique recipes and special seasonings to provide appealing, tasty and attractive food at competitive prices. Traditional restaurants will feature dine-in, carryout and, possibly in some instances, drive-thru or delivery service. Non-traditional units are expected to include express locations and kiosks which have a more limited menu and operate in non-traditional locations like airports, gasoline service stations, convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient. The company may also engage in other retail or wholesale distribution strategies intended to exploit the Smoky Market brand. As of the balance sheet date, the Company had minimal operations and in accordance with Statements on Financial Accounting Standards No. 7 is considered to be in the development stage.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates On an ongoing basis, management reviews those estimates, including those related to allowances for loss contingencies for litigation, income taxes, and projection of future cash flows used to assess the recoverability of long-lived assets.

Cash and Cash Equivalents

For purposes of balance sheet classification and the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company writes off accounts receivable against the bad debt allowance when the Company determines a balance is uncollectible. As of December 31, 2006, management determined that the bad debt allowance balance was appropriately established at $-0-.

                            SMOKY MARKET FOODS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


Inventory

Inventory consists of Smoky Market food items and branded packaging. It is valued at the lower of cost or market using the average cost method.

Property and Equipment

Property and equipment are stated at cost and are being depreciated using the straight-line method over the assets' estimated economic lives, which range from 3 to 25 years. Property and equipment were as follows as of December 31, 2006:

         Processing Equipment                        $   104,771
         Operating Equipment                              29,511
         Vehicle                                          10,078
         Smallwares                                        3,765
         Office Equipment                                 27,262
         Software                                         27,831
                                                     -----------
                                                         203,218
         Accumulated depreciation                        (19,055)
                                                     -----------
                                                     $   184,163
                                                     ===========

Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2006. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values are assumed to approximate carrying values for these financial instruments because they are short term in nature, or are receivable or payable on demand, and their carrying amounts approximate fair value. The carrying value of the Company's long-term debt and capitalized leases approximated their fair value based on the current market conditions for similar debt instruments.

Impairment of Long-Lived Assets

The Company periodically reviews the carrying amount of property and equipment and its identifiable intangible assets to determine whether current events or circumstances warrant adjustments to such carrying amounts. If an impairment adjustment is deemed necessary, such loss is measured by the amount that the carrying value of such assets exceeds their fair value. Considerable management judgment is necessary to estimate the fair value of assets; accordingly, actual results could vary significantly from such estimates. As of December 31, 2006, management believes that there is no impairment of long-lived assets.

                            SMOKY MARKET FOODS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


Revenue Recognition

As of December 31, 2006, the Company was still in the development stage. As such, the only revenue consisted of minimal amounts of ecommerce sales. Such sales are recognized at the time of shipment.

Segment Information

The Company follows Statement of Financial Accounting Standards (SFAS) 131, "Disclosure about Segments of an Enterprise and Related Information". Certain information is disclosed, per SFAS 131, based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in one business segment and will evaluate additional segment disclosure requirements if it expands operations.

Net (Loss) Per Common Share

The Company follows SFAS 128, "Earnings per Share." Basic earnings (loss) per common share calculations are determined by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per common share calculations are determined by dividing net income (loss) by the weighted average number of common shares, outstanding stock options, and the equivalent number of common shares that would have been outstanding had the convertible debt holders converted their debt instruments to common stock. All potential dilutive securities have been excluded from the computation, as their effect is anti-dilutive.

Stock-Based Compensation

The Company has issued its common shares as compensation to directors, officers, and non-employees ("recipients"). The Company measures the amount of stock-based compensation based on the fair value of the equity instrument issued or the services or goods provided as of the earlier of (1) the date at which an agreement is reached with the recipient as to the number of shares to be issued for performance, or (2) the date at which the recipient's performance is complete.

Income Taxes

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, "Accounting for Income Taxes." SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes.

                            SMOKY MARKET FOODS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. No provision for income taxes is included in the statement due to its immaterial amount, net of the allowance account, based on the likelihood of the Company to utilize the loss carry-forward.

Recent Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS 151 "Inventory Costs". This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement will be effective for the Company beginning with its fiscal year ending December 31, 2006. The Company is currently evaluating the impact this new Standard will have on its operations, but believes that it will not have a material impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 153 "Exchanges of Non monetary Assets - an amendment of APB Opinion No. 29". This Statement amended APB Opinion 29 to eliminate the exception for non monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non monetary assets that do not have commercial substance. A non monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of this Standard is not expected to have any material impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 123 (revised 2004) "Share-Based Payment". This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces SFAS 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees". The provisions of this Statement will be effective for the Company beginning with its fiscal year ending December 31, 2006. The Company is currently evaluating the impact this new Standard will have on its financial position, results of operations or cash flows.

                            SMOKY MARKET FOODS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No.107 (SAB 107) which provides guidance regarding the interaction of SFAS 123(R) and certain SEC rules and regulations. The new guidance includes the SEC's view on the valuation of share-based payment arrangements for public companies and may simplify some of SFAS 123(R)'s implementation challenges for registrants and enhance the information investors receive.

In August 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections. This statement applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement if the pronouncement does not include specific transition provisions, and it changes the requirements for accounting for and reporting them. Unless it is impractical, the statement requires retrospective application of the changes to prior periods' financial statements. This statement is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

SFAS 155 - `Accounting for Certain Hybrid Financial Instruments--an amendment of FASB Statements No. 133 and 140'

This Statement, issued in February 2006, amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets."

This Statement:
     a. Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation
     b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133
     c. Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation
     d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives
     e. Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of our first fiscal year that begins after September 15, 2006.

                            SMOKY MARKET FOODS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of our fiscal year, provided we have not yet issued financial statements, including that fiscal year. Provisions of this Statement may be applied to instruments that we hold at the date of adoption on an instrument-by-instrument basis. The Company is currently reviewing the effects of adoption of this statement but it is not expected to have a material impact on our financial statements.

SFAS 156 - `Accounting for Servicing of Financial Assets--an amendment of FASB Statement No. 140'

This Statement, issued in March 2006, amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

     1. Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations.
     2. Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.
     3. Permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities.
     4. At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.
     5. Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

Adoption of this Statement is required as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this statement is not expected to have a material impact on our financial statements.

                            SMOKY MARKET FOODS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


NOTE 2.  GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern.

The Company has experienced losses since inception which relate mainly to the Company's search for debt and equity financing necessary to carry out its business plan. The Company incurred a net loss of $624,519 for the period of April 18, 2006 (Inception) though December 31, 2006. At December 31, 2006, the Company had a working capital deficit of $126,649. In addition, the Company had no material revenue generating operations since inception.

The Company's ability to continue as a going concern is contingent upon its ability to obtain debt and/or capital financing.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.


NOTE 3.  CONVERTIBLE DEBT

The Company has issued a series of convertible promissory notes to twenty-five private investors for a total of $483,600. The notes bear interest at an annual 9% rate, $368,600 of which notes are due at December 31, 2006, and the principal balance converts to common stock at the rate of $.10 per share.


NOTE 4.  CAPITAL LEASE OBLIGATIONS

The Company assumed multiple lease transactions in the transaction described in
Note 6. The leases have been capitalized and are reflected as liabilities on the balance sheet.

Future capital lease obligations were as follows at December 31, 2006:

                            SMOKY MARKET FOODS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


          Minimum lease payments:
               2007                                              26,392
               2008                                              25,915
               2009                                              14,321
                                                            -----------
               Total                                             66,628
          Amounts representing interest                          22,259
                                                            -----------
          Present value of minimum lease payments                44,369
          Current portion                                        13,407
                                                            -----------

          Long-term portion                                 $    30,962
                                                            -----------


NOTE 5.  CAPITAL STOCK

COMMON STOCK
------------

On April 18, 2006, the State of Nevada authorized the Company to issue a maximum of 200,000,000 shares of the Company's common stock. The assigned par value was $.001. On the same day, the Company issued 40,000,000 common shares to Smoky Systems, LLC, a Nevada LLC and related party, in exchange for certain assets. This transaction is discussed more fully in Note 6 below.

PREFERRED STOCK
---------------

In June 2006, the State of Nevada authorized the Company to issue a maximum of 10,000,000 shares of the Company's preferred stock at $.001 per share. Shares of Preferred Stock may be issued from time to time in one or more series as may from time to time be determined by the Board of Directors. Each series shall be distinctly designated. All shares of any one series of the Preferred Stock shall be alike in every particular, except that there may be different dates from which dividends thereon, if any, shall be cumulative, if made cumulative. The powers, preferences and relative, participating, optional and other rights of each such series, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. As of December 31, 2006, no preferred shares had been issued.

                            SMOKY MARKET FOODS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


STOCK TRANSACTIONS:

In April 2006, the Company issued 40,000,000 shares of its $.001 par value common stock to Smoky Systems, LLC in exchange for services valued at $40,000.

In May 2006, the Company issued 1,300,000 stock options to officers/directors, then another 162,500 in October 2006 in warrant purchase agreements valued at $106,619.

In July 2006, the Company issued 300,000 shares of its $.001 par value common stock to officers/directors of the Company in exchange for services valued at $30,000.

In December 2006, the Company issued 50,000 of its $.001 par value common stock for services valued at $5,000.

In December 2006, the Company issued 1,250,000 of its $.001 par value common stock to a consultant for services valued at $123,750 and cash of $1,250.


NOTE 6.  RELATED PARTY TRANSACTIONS

As discussed in Note 4, the Company issued 40,000,000 shares of common stock to a related party, Smoky Systems, LLC in exchange for a license to certain assets. The license entitles Smoky Market Foods, Inc. to the use of certain assets developed by Smoky Systems, LLC, a related party. The licensed assets include intellectual property such as trademarks, copyrights, telephone numbers, email addresses, marketing collateral and other branded materials that will be utilized by management to exploit the Smoky Market brand.

Management assigned a nominal value of $40,000 to such assets in this related party transaction. The 40,000,000 shares were therefore issued at the $.001 par value per share.

Subsequently in 2006, the Company purchased certain tangible assets from Smoky Systems in a bulk asset purchase. The purchase was consummated at Smoky Systems, LLC's book value, and is summarized as follows:

                            SMOKY MARKET FOODS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


          Property and equipment acquired               $   1 63,628
          Assumed capital lease obligations                   52,048
                                                        ------------

          Net purchase price                            $    111,580
                                                        ============


NOTE 7.  COMMITMENTS

During 2006, the Company retained the services of a consultant (the "Consultant") who is assisting the company in obtaining debt financing and other corporate finance initiatives. The Consultant was granted 1,250,000 common shares as compensation under the terms of the agreement. The fair value of such shares was reflected as an operating cost in the statement of operations. If certain objectives are met, the consultant will be entitled to an additional $25,000 in compensation. At the option of the Company, the Consultant may be retained in 2007 under a similar compensation structure.

JASPERS + HALL, PC
CERTIFIED PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------
9175 KENYON AVENUE, SUITE 100
DENVER, CO 80237
303-796-0099

             Report of Independent Registered Public Accounting Firm

To the Members
Smoky Systems, LLC

We have audited the accompanying balance sheet of Smoky Systems, LLC as of December 31, 2005, and the related statements of operations, members' capital and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smoky Systems, LLC as of December 31, 2005, and the results of its operations, changes in members' capital and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company's recurring losses from operations and its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Jaspers + Hall, PC
Denver Colorado
December 15, 2006

                                 SMOKY SYSTEMS, LLC
                            (A DEVELOPMENT STAGE COMPANY)
                                   BALANCE SHEETS


                                                          Unaudited       Audited
                                                          March 31,     December 31,
                                                            2006            2005
                                                        ------------    ------------
ASSETS:
-------
Current assets:
   Cash                                                 $         78    $      6,087
   Inventory                                                  46,147          46,658
   Other Current Assets                                        1,850           2,351
                                                        ------------    ------------

      Total Current Assets                                    48,075          55,096

Property & Equipment, net                                    162,334         170,950

Security Deposits                                              7,350           7,350
                                                        ------------    ------------

TOTAL ASSETS                                            $    217,759    $    233,396
                                                        ============    ============

LIABILITIES AND MEMBERS' DEFICIT:
---------------------------------
Current Liabilities:
   Accounts Payable                                     $    334,048    $    295,623
   Accrued Expenses                                           19,148          15,398
   Current Portion of Capital Lease Obligations               14,000          11,137
   Notes Payable                                             230,000         230,000
                                                        ------------    ------------

     Total Current Liabilities                               597,196         552,158

Capital Lease Obligations, less current portion               41,064          44,369
                                                        ------------    ------------

     Total Liabilities                                       638,260         596,527
                                                        ------------    ------------

Members' Capital Deficit:
   Members' A Units                                        1,668,001       1,668,001
   Members' B Units                                          420,781         420,836
   Deficit Accumulated During the Development Stage       (2,509,283)     (2,451,968)
                                                        ------------    ------------
      Total Members' Deficit                                (420,501)       (363,131)
                                                        ------------    ------------

TOTAL LIABILITIES AND MEMBERS' DEFICIT                  $    217,759    $    233,396
                                                        ============    ============


                          The accompanying footnotes are an
                    integral part of these financial statements.


                                        FS-2

                                   SMOKY SYSTEMS, LLC
                              (A DEVELOPMENT STAGE COMPANY)
                                STATEMENTS OF OPERATIONS


                                                                            December 14,
                                             Three-                             2000
                                          Months Ended      Year Ended     (Inception) to
                                            March 31,      December 31,      March 31,
                                              2006            2005             2006
                                         -------------    -------------    -------------

SALES                                    $         913    $      31,603    $      48,937

COST OF SALES                                   26,566          197,586          383,578
                                         -------------    -------------    -------------

GROSS PROFIT (LOSS)                            (25,653)        (165,983)        (334,641)
                                         -------------    -------------    -------------

OPERATING EXPENSES:
   Sales and Marketing                           2,020          106,924          683,900
   General and Administrative                   23,731          454,459          989,950
                                         -------------    -------------    -------------

TOTAL OPERATING EXPENSES                        25,751          561,383        1,673,850
                                         -------------    -------------    -------------

OPERATING INCOME (LOSS)                        (51,404)        (727,366)      (2,008,491)
                                         -------------    -------------    -------------

OTHER INCOME (EXPENSE)
   Interest Income                                   -                -              729
   Interest Expense                             (5,911)        (142,236)        (501,521)
                                         -------------    -------------    -------------

                                                (5,911)        (142,236)        (500,792)
                                         -------------    -------------    -------------

NET (LOSS)                               $     (57,315)   $    (869,602)   $  (2,509,283)
                                         =============    =============    =============

PER UNIT INFORMATION:
   Weighted average number of
     A units outstanding                   166,574,853      163,244,949       72,087,312
                                         -------------    -------------    -------------

NET LOSS PER A UNIT (FULLY DILUTED)      $      (0.000)   $      (0.005)   $      (0.035)
                                         -------------    -------------    -------------


                            The accompanying footnotes are an
                      integral part of these financial statements.


                                          FS-3

                                           SMOKY SYSTEMS, LLC
                                     (A DEVELOPMENT STAGE COMPANY)
                                        STATEMENT OF CASH FLOWS


                                                                                            December 14,
                                                              Three-                           2000
                                                           Months Ended     Year Ended    (Inception) to
                                                             March 31,      December 31,     March 31,
                                                               2006            2005            2006
                                                           ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss                                                   $    (57,315)   $   (869,602)   $ (2,509,283)
   Amortization of equity based financing costs                     500         120,125         124,500
   Non-cash expenses paid through issuance of A Units                 -         208,464       1,014,554
   Allowance for doubtful accounts                              (11,133)         42,781          61,829
   Depreciation                                                   8,616          24,831          58,653
   Adjustments to reconcile net loss to cash used in
     operating activities:
   (Increase) Decrease in Inventory                                 511          29,393         (46,147)
   (Increase) in Other Current Assets                            11,133         (41,781)        (61,829)
   Increase in Accrued Expenses                                  (6,247)         (2,779)          5,124
   Increase in Accounts Payable                                  38,425          10,704         334,048
                                                           ------------    ------------    ------------

Net Cash Flows Used for Operating Activities                    (15,510)       (477,864)     (1,018,551)
                                                           ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of Property & Equipment                                   -         (13,790)       (156,507)
   Security Deposits                                                  -               -          (7,350)
                                                           ------------    ------------    ------------

Net Cash Flows Used for Investing Activities                          -         (13,790)       (163,857)
                                                           ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Advances From (To) Members                                     9,943          32,624          10,955
   Proceeds from Notes Payable                                        -         150,000         230,000
   Principal Payments on Capital Lease Obligations                 (442)         (6,074)         (9,416)
   Issuance of A Units                                                -         322,250         541,922
   Repurchase of A Units                                              -         (14,475)        (14,475)
   Issuance of B Units                                                -               -         431,000
   Repurchase of B Units                                              -          (7,500)         (7,500)
                                                           ------------    ------------    ------------

Net Cash Flows Provided by Financing Activities                   9,501         476,825       1,182,486
                                                           ------------    ------------    ------------

Net Increase (Decrease) in Cash                                  (6,009)        (14,829)             78
                                                           ------------    ------------    ------------

Cash - Beginning of period                                        6,087          20,916               -
                                                           ------------    ------------    ------------

CASH - END OF PERIOD                                       $         78    $      6,087    $         78
                                                           ============    ============    ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash Paid During the Year for:
     Interest                                              $      6,411    $     22,111    $     22,973
                                                           ============    ============    ============
     Income Taxes                                          $          -    $          -    $          -
                                                           ============    ============    ============

NON-CASH TRANSACTIONS
   Value of A Units issued in exchange for services        $          -    $    208,464    $  1,014,554
                                                           ============    ============    ============
   Value of A Units issued in debt transactions            $          -    $    112,500    $    126,000
                                                           ============    ============    ============
   Purchase of property & equipment via capital lease      $          -    $     19,697    $     64,480
                                                           ============    ============    ============
   Accrued distributions to B Unit Holders                 $         55    $      1,896    $      2,719
                                                           ============    ============    ============

                                   The accompanying footnotes are an
                              integral part of these financial statements.


                                                 FS-4

                                                         SMOKY SYSTEMS, LLC
                                                    (A DEVELOPMENT STAGE COMPANY)
                                                   STATEMENTS OF MEMBERS' CAPITAL

                                                                                                              Deficit
                                                                                                            Accumulated
                                         A Units                  B Units                                   During the
                                 ----------------------   ----------------------   ----------------------  Development
                                # of Shares    Amount    # of Shares    Amount    Distributions    Net         Stage       Totals
                                 ----------  ----------   ----------  ----------   ----------  ----------   ----------   ----------

Balance, December 14, 2000
 (Inception)                              -  $        -   $        -  $        -   $        -  $        -   $        -   $        -

   Net Loss for period ended
    December 31, 2001                     -           -            -           -            -           -            -            -
                                 ----------  ----------   ----------  ----------   ----------  ----------   ----------   ----------

Balance -  December 31, 2000              -           -            -           -            -           -            -            -

   Issuance of A Units for Cash   7,000,000      60,000            -           -            -           -            -       60,000

   Issuance of A Units to
    Founders                      7,500,000           -            -           -            -           -            -            -

   Issuance of A Units for
    Goods & Services              4,100,000     138,714            -           -            -           -            -      138,714

   Net Loss for year ended
    December 31, 2001                     -           -            -           -            -           -     (138,570)    (138,570)
                                 ----------  ----------   ----------  ----------   ----------  ----------   ----------   ----------

Balance -  December 31, 2001     18,600,000     198,714            -           -            -           -     (138,570)      60,144

   Issuance of B Units to
    Founders                              -           -      520,000     130,000            -     130,000            -      130,000

   Issuance of A Units for
    Goods & Services              2,000,000      17,143            -           -            -           -            -       17,143

   Net Loss for year ended
    December 31, 2002                     -           -            -           -            -           -     (161,969)    (161,969)
                                 ----------  ----------   ----------  ----------   ----------  ----------   ----------   ----------

Balance -  December 31, 2002     20,600,000     215,857      520,000     130,000            -     130,000     (300,539)      45,318

   Issuance of A Units for Cash   2,827,000      83,172            -           -            -           -            -       83,172

   Issuance of A Units for
    Goods & Services              2,305,000      76,833            -           -            -           -            -       76,833

   Issuance of B Units for Cash           -           -      600,000     150,000            -     150,000            -      150,000

   Net Loss for year ended
    December 31, 2003                     -           -            -           -            -           -     (366,506)    (366,506)
                                 ----------  ----------   ----------  ----------   ----------  ----------   ----------   ----------

Balance -  December 31, 2003     25,732,000     375,862    1,120,000     280,000            -     280,000     (667,045)     (11,183)


                                                  The accompanying footnotes are an
                                            integral part of these financial statements.

                                                         SMOKY SYSTEMS, LLC
                                                    (A DEVELOPMENT STAGE COMPANY)
                                                   STATEMENTS OF MEMBERS' CAPITAL


   Issuance of A Units for
    Cash                         560,000       76,500            -            -            -            -            -       76,500

   Issuance of A Units to
    Founders                 128,422,295            -            -            -            -            -            -            -

   Issuance of A Units for
    Goods & Services           3,478,750      586,900            -            -            -            -            -      586,900

   Issuance of B Units for
    Cash                               -            -      602,000      151,000            -      151,000            -      151,000

   Accrued Distributions to
    B Unit Holders                     -            -            -            -         (768)        (768)           -         (768)

   Net Loss for year ended
    December 31, 2004                  -            -            -            -            -            -     (915,321)    (915,321)
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

Balance - December 31, 2004  158,193,045    1,039,261    1,722,000      431,000         (768)     430,232   (1,582,366)    (112,873)

   Issuance of A Units for
    Cash                       2,731,689      322,250            -            -            -            -            -      322,250

   Issuance of A Units to
    Founders                   1,885,000            -            -            -            -            -            -            -

   Issuance of A Units for
    Goods & Services           2,306,452      320,965            -            -            -            -            -      320,965

   Repurchase of B Units               -            -      (30,000)      (7,500)           -       (7,500)           -       (7,500)

   Repurchase of A Units        (233,333)     (14,475)           -            -            -            -            -      (14,475)

   Accrued Distributions
    to B Unit Holders                  -            -            -       (1,896)           -       (1,896)           -       (1,896)

   Net Loss for year ended
    December 31, 2005                  -            -            -            -            -            -     (869,602)    (869,602)
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

Balance - December 31, 2005  164,882,853    1,668,001    1,692,000      421,604         (768)     420,836   (2,451,968)    (363,131)

   Accrued Distributions
    to B Unit Holders                  -            -            -            -          (55)         (55)           -          (55)

   Net Loss for quarter
    ended March 31, 2006               -            -            -                                             (57,315)     (57,315)
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

Balance - March 31, 2006     164,882,853  $ 1,668,001    1,692,000  $   421,604  $      (823) $   420,781  $(2,509,283) $  (420,501)
                             ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                  The accompanying footnotes are an
                                            integral part of these financial statements.


                                                                FS-6

                               SMOKY SYSTEMS, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      MARCH 31, 2006 AND DECEMBER 31, 2005


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Smoky Systems, LLC (the Company) was organized in the State of Nevada on December 14, 2000 and has been in the development stage since its inception. The Company's intent was to engage in the development, operation, franchising, and licensing of fast service casual restaurants. The restaurants would feature proprietary menu items and emphasize the preparation of food with high quality ingredients developed under the Smoky Market(TM) brand, as well as unique recipes and special seasonings to provide appealing, tasty and attractive food at competitive prices. Traditional restaurants would feature dine-in, carryout and, possibly in some instances, drive-thru or delivery service. Non-traditional units were expected to include express locations and kiosks which have a more limited menu and operate in non-traditional locations like airports, gasoline service stations, convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient. The company also intended to engage in other retail or wholesale distribution strategies intended to exploit the Smoky Market brand.

As explained in Note 7, subsequent to year-end, the Company licensed the business concept, branding and all intellectual property to a wholly owned subsidiary, Smoky Market Foods, Inc. ("SMF"). SMF intends to carry out the business model described above. As of the balance sheet date, neither the Company nor SMF had material operations. In accordance with Statements on Financial Accounting Standards No. 7, both are considered to be in the development stage.

The Company hopes to obtain royalty income from SMF sales. SMF sale are contingent upon SMF's ability to raise capital through the issuance of equity and/or debt in order to commence operations.

The Company has selected December 31 as its fiscal year end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews those estimates, including those related to allowances for loss contingencies for litigation, income taxes, and projection of future cash flows used to assess the recoverability of long-lived assets.

Cash and Cash Equivalents

For purposes of balance sheet classification and the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventory

Inventory consists of Smoky Market food items and branded packaging. It is valued at the lower of cost or market using the average cost method.

                               SMOKY SYSTEMS, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      MARCH 31, 2006 AND DECEMBER 31, 2005

Property and Equipment

Property and equipment are stated at cost and are being depreciated using the straight-line method over the assets' estimated economic lives, which range from 3 to 25 years. Property and equipment were as follows as of:

                                   MARCH 31,     DECEMBER 31,
                                     2006            2005
                                 ------------    ------------

Processing Equipment             $    130,144    $    130,144
Smallwares                              7,956           7,956
Office Equipment                       37,811          37,811
Software                               45,076          45,076
                                 ------------    ------------
                                      220,987         220,987
Accumulated depreciation              (58,653)        (50,037)
                                 ------------    ------------
                                 $    162,334    $    170,950
                                 ============    ============

Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2006 and December 31, 2005. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values are assumed to approximate carrying values for these financial instruments because they are short term in nature, or are receivable or payable on demand, and their carrying amounts approximate fair value. The carrying value of the Company's long-term debt and capitalized leases approximated their fair value based on the current market conditions for similar debt instruments.

Impairment of Long-Lived Assets

The Company periodically reviews the carrying amount of property and equipment and its identifiable intangible assets to determine whether current events or circumstances warrant adjustments to such carrying amounts. If an impairment adjustment is deemed necessary, such loss is measured by the amount that the carrying value of such assets exceeds their fair value. Considerable management judgment is necessary to estimate the fair value of assets; accordingly, actual results could vary significantly from such estimates. As of December 31, 2005, management believes that there is no impairment of long-lived assets.

Revenue Recognition

Prior to April 18, 2006, the company sold Smoky Market branded products to the general public exclusively through ecommerce. Such sales were recognized as shipped. Cost of products sold consists of the cost of raw materials and labor related to the corresponding sales transaction.

                               SMOKY SYSTEMS, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      MARCH 31, 2006 AND DECEMBER 31, 2005


From April 18, 2006 forward, the company will obtain revenue primarily from licensing of the Company's intellectual property to SMF. Such licensing revenue will be recognized in accordance with the contractual terms, as described in Footnote 7.

Segment Information

The Company follows Statement of Financial Accounting Standards (SFAS) 131, "Disclosure about Segments of an Enterprise and Related Information". Certain information is disclosed, per SFAS 131, based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in one business segment and will evaluate additional segment disclosure requirements if it expands operations.

Net (Loss) Per A Unit

The Company follows SFAS 128, "Earnings per Share." Basic earnings (loss) per common share calculations are determined by dividing net income (loss) by the weighted average number of shares of A units outstanding during the year. Diluted earnings (loss) per common share calculations are determined by dividing net income (loss) by the weighted average number of common shares and dilutive B Unit equivalents outstanding. During the periods when B units are anti-dilutive, A unit equivalents, if any, are not considered in the computation.

Stock-Based Compensation

The Company has issued its Class A membership units as compensation to non-employees. The Company measures the amount of unit-based compensation based on the fair value of the equity instrument issued or the services or goods provided as of the earlier of (1) the date at which an agreement is reached with the non-employee as to the number of units to be issued for performance, or (2) the date at which the non-employees' performance is complete.

Income Taxes

Smoky Systems, LLC is a Limited Liability Company ("LLC"). As an LLC, the earnings (losses) of the Company pass through to the members for taxation at the individual level. The LLC is therefore not a taxpaying entity, and accordingly, no provision for income taxes is provided herein these financial statements.

Recent Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS 151 "Inventory Costs". This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement will be effective for the Company beginning with its fiscal year ending December 31, 2006. The Company is currently evaluating the impact this new Standard will have on its operations, but believes that it will not have a material impact on the Company's financial position, results of operations or cash flows.

                               SMOKY SYSTEMS, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      MARCH 31, 2006 AND DECEMBER 31, 2005


In December 2004, the FASB issued SFAS 153 "Exchanges of Non monetary Assets - an amendment of APB Opinion No. 29". This Statement amended APB Opinion 29 to eliminate the exception for non monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non monetary assets that do not have commercial substance. A non monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of this Standard is not expected to have any material impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 123 (revised 2004) "Share-Based Payment". This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces SFAS 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees". The provisions of this Statement will be effective for the Company beginning with its fiscal year ending December 31, 2006. The Company is currently evaluating the impact this new Standard will have on its financial position, results of operations or cash flows.

In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No.107 (SAB 107) which provides guidance regarding the interaction of SFAS 123(R) and certain SEC rules and regulations. The new guidance includes the SEC's view on the valuation of share-based payment arrangements for public companies and may simplify some of SFAS 123(R)'s implementation challenges for registrants and enhance the information investors receive.

In August 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections. This statement applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement if the pronouncement does not include specific transition provisions, and it changes the requirements for accounting for and reporting them. Unless it is impractical, the statement requires retrospective application of the changes to prior periods' financial statements. This statement is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

SFAS 155 - `Accounting for Certain Hybrid Financial Instruments--an amendment of FASB Statements No. 133 and 140'

This Statement, issued in February 2006, amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets."

                               SMOKY SYSTEMS, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      MARCH 31, 2006 AND DECEMBER 31, 2005


This Statement:
     a. Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation
     b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133
     c. Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation
     d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives
     e. Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of our first fiscal year that begins after September 15, 2006.

The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of our fiscal year, provided we have not yet issued financial statements, including financial statements for any interim period, for that fiscal year. Provisions of this Statement may be applied to instruments that we hold at the date of adoption on an instrument-by-instrument basis. The Company is currently reviewing the effects of adoption of this statement but it is not expected to have a material impact on our financial statements.

SFAS 156 - `Accounting for Servicing of Financial Assets--an amendment of FASB Statement No. 140'

This Statement, issued in March 2006, amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

     1. Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations.
     2. Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.
     3. Permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities.
     4. At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

                               SMOKY SYSTEMS, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      MARCH 31, 2006 AND DECEMBER 31, 2005


     5. Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

Adoption of this Statement is required as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this statement is not expected to have a material impact on our financial statements.

NOTE 2.  GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern.

The Company has experienced losses since inception which relate mainly to the Company's search for debt and equity financing necessary to carry out its business plan. The Company incurred net losses of $869,602 and $57,315) for the year ended December 31, 2005 and quarter ended March 31, 2006, respectively. At March 31, 2006, the Company had a working capital deficit of $546,962 and members' capital deficit of $420,501. In addition, the Company had no material revenue generating operations during either the year ending December 31, 2005 or the quarter ended March 31, 2006.

The Company's ability to continue as a going concern is contingent upon its ability to obtain debt and/or capital financing, or begin receiving licensing revenues from its wholly owned subsidiary (see Note 7).

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.


NOTE 3.  MEMBERS' DEFICIT

The business property and affairs of the Company are managed exclusively by the managing member of the Company ("Manager"). Except for situations in which the approval of the Members is expressly required by the LLC Operating Agreement, the Manager has full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, property and affairs. Members have no voting approval or consent rights, other than in circumstances involving the removal of the managing member, proposed mergers or acquisitions, proposed sales of substantially all of the Company's assets, and other circumstances described in the LLC Operating Agreement.

Membership interests are divided into separate Class A and Class B unit designations so that the Members of each class may receive distributions of cash and allocations of profits, losses and gains, which differ.

                               SMOKY SYSTEMS, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      MARCH 31, 2006 AND DECEMBER 31, 2005


CLASS A UNITS.
--------------

The manager is authorized to issue up to 300,000,000 Class A units of membership. The Manager issued 19,750,000 Class A membership units on the date that the LLC was organized. The Manager and shareholders of Hickory Picnic International, Inc. ("HPI"), a predecessor company, have been issued 137,807,295 founders units. Up to 50,000,000 Class A Units are reserved for issuance as necessary to give effect to the conversion of Class B units (see below).

CLASS B UNITS.
--------------

The Manager is authorized to issue, for cash at a price per unit of at least twenty-five cents ($0.25) in the discretion of the Manager, without any vote or approval by the Members, up to 50,000,000 Class B units of membership. The Class B unit holders are entitled to receive for each calendar quarter, on the 10th business day of the succeeding month, ratably to the holders of all Class B Units outstanding at the time of each such distribution as a group, cash in an amount (the "Class B Pool") equal to 6% of the Company's total revenues for such calendar quarter, excluding revenues representing reimbursement of sales taxes and shipping costs. No distribution will be made on the Class A Units for any calendar quarter until the Class B Pool for such period has been distributed to the holders of Class B Units. From and after such time as there have been aggregate distributions from the Class B Pool with respect to a Class B Unit in an amount equal to $5.00, that Unit shall be automatically converted into, and for all purposes shall be deemed to be, a Class A Unit (1:1 ratio). Holders of Class B Units shall not participate in distributions on the Class A Units which are made prior to such automatic conversion.

                               SMOKY SYSTEMS, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      MARCH 31, 2006 AND DECEMBER 31, 2005


NOTE 4.  NOTES PAYABLE

Notes payable were as follows as of March 31, 2006 and December 31, 2005:

                                                       March 31,  December 31,
                                                         2006         2005
                                                      ----------   ----------
Payable to a trust, interest at 10% per
annum, convertible to Class A units at $.05
per unit, due in May 2007                             $   25,000   $   25,000

Payable to an individual, non-interest
bearing, issued with 75,000 Class A units of
membership interest, due October 14, 2005,
in default as of December 31, 2005                        25,000       20,000

Payable to an individual, interest at 10%
per annum, issued with 10,000 Class A units
of membership interest, convertible to Class
A units at $.05 per unit, due in December 2007            20,000       10,000

Payable to a trust, interest at 10% per
annum, issued with 10,000 Class A units of
membership interest, convertible to Class A
units at $.05 per unit, due in December 2007              10,000      150,000


Payable to individuals, non-interest
bearing, issued with 750,000 Class A units
of membership interest, due in November
2005, in default as of December 31, 2005                 150,000      150,000
                                                      ----------   ----------
                                                      $  355,000   $  355,000
                                                      ----------   ----------

                               SMOKY SYSTEMS, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      MARCH 31, 2006 AND DECEMBER 31, 2005


NOTE 5.  CAPITAL LEASES

The Company has entered into multiple lease transactions in securing business assets, including an oven, computer and phone equipment. The leases take the form of purchases, and have therefore been capitalized on the balance sheet as assets and a corresponding lease obligation liability.

Future capital lease obligations were as follows at:

                                                     MARCH 31,  DECEMBER 31,
                                                       2006         2005
                                                    ----------   ----------
Minimum lease payments:
   2006                                             $   27,980   $   27,980
   2007                                                 26,392       26,392
   2008                                                 25,915       25,915
   2009                                                  7,842       14,321
                                                    ----------   ----------
   Total                                                88,129       94,608
Amounts representing interest                           33,065       39,102
                                                    ----------   ----------
Present value of minimum lease payments                 55,064       55,506
Current portion                                         14,000       11,137
                                                    ----------   ----------

Long-term portion                                   $   41,064   $   44,369
                                                    ==========   ==========


NOTE 6.  RELATED PARTY TRANSACTIONS

Under the terms of the LLC Operating Agreement, the Company is obligated to pay the Manager 20% of the gross profit on sales. The Manager is free to allocate the fee to himself and senior management as he deems appropriate. No such amounts were due since the inception of the LLC. Nevertheless, the Company had advanced $72,963 to the Manager for living expenses. Since the Manager's ability to repay such amounts is due solely on the ability of the Company and/or its wholly owned subsidiary to adequately capitalize the Company and commence operations, management considered the ultimate recoverability of the advance to be impaired. Accordingly, the advances were fully allowed for as of March 31, 2006 and December 31, 2005, respectively, rendering the net book value of the advances to be $-0-. The write-offs were charged to general and administrative expenses.

NOTE 7.  SUBSEQUENT EVENT

Effective April 18, 2006, the Company created a wholly owned subsidiary (Smoky Market Foods, Inc, or "SMF"). On the same day, the Company entered into an exclusive, worldwide license agreement with the subsidiary for the exploitation of certain tangible and intangible assets. As part of the license agreement, the Company is also obligated to pay quarterly royalty payments to SMF, the related party licensor. The royalties will be calculated at five percent (5%) of the food processing and special facilities costs paid by SMF to a 3rd party food processor for the manufacture of products subject to this license agreement.